                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                     25, avenue Kleber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

Enclosures:

Certain materials distributed, or made available, by ALSTOM in connection with its 2002 Ordinary and Extraordinary Shareholders' Meeting, as follows:

Brochure, Ordinary and Extraordinary Shareholders' Meeting, 3 July 2002........3

Information Memorandum issued for the purpose of ALSTOM's share purchase programme submitted for the approval of the Ordinary and Extraordinary
Shareholders' Meeting to be held on 3 July, 2002..............................49

                           ORDINARY AND EXTRAORDINARY
                              SHAREHOLDERS' MEETING

                                  3 JULY 2002*

------------------

*  In accordance  with the law, the General Meeting is convened on first notice, on  Friday  21 June  2002,  at  3:00  p.m.  (Paris  time),  at the  Company's registered office, 25, avenue Kleber, -- 75116 Paris.  However, in the likely event  that the  quorum  requirement  is not met on that  date,  the  General
   Meeting will be held on second notice, on Wednesday 3 July 2002, at 2:00 p.m.
   (Paris time), at the CNIT, 2 Place de la Defense, 92053 Paris La Defense.

          ALSTOM, societe anonyme with capital of €1,292,324,754
        25, Avenue Kleber-- 75116 Paris (France)-- 389 058 447 RCS PARIS

                                TABLE OF CONTENTS

                                                                          Page
                                                                        --------

Agenda of the General Meeting.....................................             5

Report of the Board of Directors to the General Meeting...........       6 to 13

Five-Year Summary (Statutory Accounts)............................            14

Statutory Accounts................................................      15 to 24

Auditors' Reports.................................................      25 to 30

Information on the New Director...................................            31

Text of the Resolutions Submitted to the General Meeting..........      32 to 38

New Articles of Association Proposed..............................      39 to 48

--------------------------------------------------------------------------------
    This document is a free translation of the original French version of the brochure for ALSTOM's Ordinary and Extraordinary shareholder's
    Meeting, which is available upon request.
--------------------------------------------------------------------------------

                          AGENDA OF THE GENERAL MEETING

Deliberating as an Ordinary shareholders' Meeting

o  Board of Directors' report.

o  General Auditors' report for the fiscal year ended 31 March 2002.

o  General  Auditors'  report on the  consolidated  accounts  of the fiscal year ended 31 March 2002.

o  Approval of the  non-consolidated  accounts and the operations for the fiscal year ended 31 March 2002.

o  Approval of the consolidated  accounts and the operations for the fiscal year ended 31 March 2002.

o  Appropriation of income.

o  Special Auditors' report on related party agreements.

o  Renewal of the mandate of a Director.

o  Appointment of a Director.

o  Authorisation  to be given to the Board of Directors to deal in the Company's shares.

Deliberating as an Extraordinary Shareholders' Meeting

o  Board of Directors' report.

o  Special Auditors' reports.

o  Authorisation  to be given to the Board of  Directors  to increase  the share capital of the  Company  by the issue of shares or of any type of  securities which  give  immediate  or  future  access  to  the  Company's  shares,  with maintenance of preferential subscription rights.

o  Authorisation  to be given to the Board of  Directors  to increase  the share capital of the  Company  by the issue of shares or of any type of  securities which  give  immediate  or future  access to the  Company's  shares,  with no preferential subscription rights.

o  Limitation of the global amount of the issues decided  pursuant to the eighth and ninth resolutions.

o  Authorisation  given to the Board of Directors to increase the share  capital of the Company through issues reserved for members of a Company savings plan.

o  Modification of duration of the mandate of Directors.

o  Modification of duration of the mandate of censors.

o  Amendments to the Articles of Association in accordance with law no 2001- 420 of 15 May 2001 relating to new economic regulations.  Statutory modifications and revision of the Articles of Association.

o  Power to implement the decisions of the Shareholders' Meeting and to complete the formalities.

                                      * * *

                        REPORT OF THE BOARD OF DIRECTORS
                             TO THE GENERAL MEETING
                        OF 21 JUNE 2002 ON FIRST CALL OR
                           3 JULY 2002 ON SECOND CALL

The  consolidated  financial  statements for the fiscal year ended 31 March 2002 together with the  corresponding  Notes,  are included in ALSTOM's Annual Report for the fiscal year 2002.

Report of the Board of Directors on the group's  management and the consolidated financial statements

This report is included in ALSTOM's  Annual  Report  2001/02  within the section
"Operating and Financial Review and Prospects".

Report of the Board of Directors on the Ordinary part of the General Meeting

Comments on ALSTOM's statutory accounts

ALSTOM is the holding company of the ALSTOM group.  ALSTOM's investments consist exclusively of the shares of ALSTOM Holdings.

ALSTOM  centralises  a large  part of the  external  financing  of the group and directs the funds so obtained to its subsidiary  ALSTOM  Holdings  through loans and a current  account.  Fees from its indirect  subsidiaries for the use of the
ALSTOM name are ALSTOM's main other source of revenue.

Income

ALSTOM's net income amounted to €90.8 million and comprised:

-  income  of  €94.4  million  arising  from  fees for the right to use the
   ALSTOM name;

-  operating expenses of €42.5 million;

-  financial  income  of  €1.9  million  (dividends  received  from  ALSTOM
   Holdings amounted to €0.3 million); and

-  income tax credit of  €36.9  million  which  represents  the tax savings resulting  from  a  tax  group  treatment  adopted  by  ALSTOM  ("integration fiscale").

Balance sheet

The  balance  sheet  amounts  to a total  of  €11,927.5  million,  the main elements of which are as follows:

-  included in assets,  investments of €6,553.5 million including the value of the  shares  of ALSTOM  Holdings  held by ALSTOM  and  advances  to ALSTOM
   Holdings of €4,623.9 million.

-  included in liabilities,  a financial debt of €4,415.4 million including bonds with a principal amount of €1,200 million, commercial paper with a principal  amount  of  €455  million  and  various  loans  amounting  to
   €2,183.2   million  which  include   syndicated   lines  of  credit  for
   €1,550 million.

-  included in  liabilities,  undated  subordinated  notes of €250  million issued during the fiscal year 2001 with an indeterminate duration.

Presentation of the resolutions

Approval of the annual  non-consolidated  and consolidated  financial statements
(first and second resolutions)

The shareholders  will be asked in these resolutions to approve the transactions and statutory and consolidated  financial statements for the year ended 31 March
2002 as presented to them.

Proposal for the appropriation of net income (third resolution)

Taking  into  account  the income for the fiscal  year ended 31 March 2002 which amounts to  €90,818,472.19,  we propose the following appropriation in this resolution:

-    Income for the financial year........................  €90,818,472.19
-    Amount previously carried forward....................  €142,760,709.38
-    Allocation to the legal reserve......................  €-
-    Distributable income.................................  €233,579,181.57
-    Distributable income carried forward.................  €233,579,181.57

Given the  consolidated net loss recorded for the fiscal year 2002, the Board of
Directors  decided not to  recommend  the payment of a dividend  for this fiscal year.

During the three preceding fiscal years, the following dividends were distributed:

                                         Number of                        Global
                                          Shares    Dividend  Tax Credit  amount
                                          ------    --------  ----------  ------
                                                       €           €        €
2000/2001...........................   215,387,459    0.55       0.275    0.825
1999/2000...........................   213,698,403    0.55       0.275    0.825
1998/1999
-    Interim dividend(*)............   200,000,000    1.13       0.565    1.696
-    Final dividend.................   213,698,403    0.50       0.25     0.75

------------------
(*) paid on 22 June 1998  solely to the two  principal  shareholders  as of such date.

Related party agreements (fourth resolution)

After  review of the special  report  prepared by the  statutory  auditors,  the shareholders  will be requested  in this  resolution  to approve the  agreements referred  to in this  report to which  article L.  225-38 of the French  Code de commerce applies which have had continuing effect during the past fiscal year.

Board of Directors - Appointments of Directors (fifth and sixth resolutions)

The  composition  of the Board of Directors  has changed  during the past fiscal year.

At its meeting of 14 May 2001, the Board  acknowledged  the  resignations of Mr.
Mayo and Mr.  Tchuruk from their  positions  as Directors  and agreed to replace them by Mr.  James  B.  Cronin  and Mr.  Paolo  Scaroni,  respectively,  for the outstanding duration of their mandates.

The General  Meeting of 24 July 2001 ratified the  nominations of Mr.  Jean-Paul
Bechat,  Mr. James B. Cronin and Mr. Paolo Scaroni for the remaining  periods of the  directorships of Mr. de Larosiere de Champfeu,  Mr. John Mayo and Mr. Serge
Tchuruk respectively.  This General Meeting also appointed,  for a period of six years,  Ms. Candace  Beinecke and Mr. Patrick Kron as directors.  As a result of these changes, the Board of Directors modified the composition of its committees on 24 July 2001. On 8 January 2002, the Board of Directors formally acknowledged the resignation of Mr. Paolo Scaroni who has not been replaced.

The mandates of Mr. Jean-Pierre Halbron and Mr. James B. Cronin shall end during the General Meeting.  Mr. Jean-Pierre Halbron has indicated to the Board that he does not wish his mandate to be renewed. We propose,  upon the recommendation of the Nominations and Remuneration Committee, the renewal of Mr. James B. Cronin's mandate (fifth resolution) and the replacement of Mr. Jean-Pierre Halbron by Mr.
Georges Chodron de Courcel (sixth resolution).  If the extraordinary  resolution for the  reduction of  Directors'  mandates  from six to four years is approved, these two Directors shall be deemed appointed for four years.

The Board of Directors met five times during the course of the fiscal year ended
31 March 2002. The average attendance rate for the board meetings was 93%.

The Board's committees set up immediately following the Company's initial public offering,  i.e.  the  Audit  Committee  and  the  Nominations  and  Remuneration
Committee met twice and five times respectively  during the fiscal year and made regular  reports  of their  work and  findings  to the Board of  Directors.  The attendance rates at such committee meetings were respectively 88% and 91%.

The Audit Committee examined the annual and bi-annual  financial  statements and heard  the  reports  of the  statutory  auditors  and the  Company's  management regarding the Company's  internal audit and  inspection  procedures and its risk analysis procedures.

The  Nominations and  Remuneration  Committee  reviewed the  remuneration of the
Chairman  and Chief  Executive  Officer (in his  absence) and the members of the
Executive Committee as well as the principles of remuneration for the members of the Board of Directors,  proposed stock option plans and employee share purchase schemes. In addition,  it reviewed the succession plans for the Company's senior management and proposed nominations for new Directors.

Acquisition by the Company of its own shares (seventh resolution)

The authorisation, which the General Meeting of 24 July 2001 gave to the Company to acquire its shares, was not used during the course of the past fiscal year.

It is proposed in this  resolution  to cancel  this former  authorisation  which shall  expire and to renew it for a period  expiring  on the date of the General
Meeting  which  will  approve  the  financial  statements  for the  fiscal  year beginning on 1 April 2002.

This authorisation will allow the Company to acquire its own shares not only for stabilisation  purposes or to allow sale and purchase of shares depending on the market,  but also to allocate  such shares to employees  and  management  of the
Group (in particular  through stock option plans), to retain the shares acquired and,  if need be, to sell,  transfer  or  exchange  the shares  acquired  in the context of any financial transaction  (including the exercise of rights attached to  securities),  as  well  as in the  context  of  the  general  and  financial management of its share capital and  shareholders'  equity,  in particular  with regard to its financing requirements.  The shares may also be cancelled pursuant to the twentieth resolution of the General Meeting of 24 July 2001.

The purchase,  sale,  transfer or exchange of these shares may be effected on or off the market,  at any time,  including  during any  take-over  bid, and by any means,  including through block transfer or the use or exercise of any financial
instruments,   derivative   products   and,   particularly,   through   optional
transactions such as the purchase and sale of put and call options. These shares may be  transferred  free of charge  under the  conditions  specified by law, in particular articles L. 443-1 et seq. of the French Code du travail.

The  number  of  shares  which  may  be   purchased   pursuant  to  the  present
authorisation  cannot exceed 10% of the share capital as of 31 March 2002,  i.e.
21,538,745 shares.

We propose  that the maximum  purchase  price of shares be fixed at €40 and that the minimum sale price be fixed at €10.

Additional information

Details of shareholding taken during the fiscal year 2002

In May 2001,  ALSTOM via ALSTOM UK Ltd  acquired  from Babcock  Management  Ltd,
Babcock International Group plc. and Siemens plc., the entirety of the shares of
Railcare Ltd.

In June 2001,  ALSTOM via ALSTOM USA Inc.  acquired from two natural persons the entirety of the shares of the American company BITRONICS Inc.

In September 2001, ALSTOM via ALSTOM Holdings acquired from ALSTOM UK Ltd 51% of the  shares of the  British  company  GT  Railway  Maintenance  Holdings  Ltd, a percentage  that ALSTOM then  transferred  to Carillon plc. who already held the remaining 49%.

Details of direct or indirect shareholdings sold during the fiscal year 2002

In July 2001, ALSTOM via ALSTOM Holdings  transferred the entirety of the shares of ALSTOM  Industrie  to  Cegelec  Holdings  and  consequently  the whole of its
Contracting sector.

Share capital and Shareholders

As of 31 March  2002,  ALSTOM's  share  capital  amounts to  €1,292,324,754 consisting of 215,387,459 shares, nominal value €6 per share, which are all of the same  class  and fully  paid.  There  has been no  increase  in the share capital during the 2002 fiscal year.

Following the public  offering  carried out jointly  between Alcatel and Marconi plc., where these two companies both sold 33,538,930  shares each  (representing
16.49% of the share capital of ALSTOM) on 14 February 2001,  Alcatel and Marconi plc. sold in June 2001 their remaining 5.66% each.

To our knowledge and based upon the notices received, the shareholders who as of
6 May 2002 had a direct or indirect  shareholding  in the Company which exceeded the  thresholds  set out in art. L. 233-7 of the French Code de commerce are the following:

                                            Number of    % of share capital and
                                             shares         of voting rights
                                             ------         ----------------
Franklin Resources Inc.(*)..............    28,679,379           13.32%

------------------
(*)  shares held through various investment funds and unit trust.

Neither the Company nor its  controlled  subsidiaries  hold any of the Company's shares.

As of 31 March  2002,  Company  employees  (through  the  Group  Employee  Share
Purchase Scheme) held 4,016,966 shares representing 1.86% of the share capital.

Issuance of bonds

We remind you that the General Meeting held on 24 July 2001 authorised the Board of Directors,  for a period of five years from the date thereof,  with the power to subdelegate to the Chairman and Chief Executive Officer,  to issue, on one or several  occasions,  in  France  and/or  abroad,  bonds or all  other  financial instruments  representing  debt for an aggregate  principal  amount of €2.5 billion.

This authorisation has not been used during the fiscal year 2002.

Other  directorships and positions held during fiscal year 2002 by executive and non-executive Directors

o  Pierre Bilger
   Chairman and Chief Executive Officer
   Other directorships and positions:  Mr. Pierre Bilger is a Director of ALSTOM
   UK Ltd and ALSTOM  GmbH.  He has been a director  of Societe  Generale  since
   January  1999 and a  member  of the  "International  Advisory  Board"  of the
   Renault-Nissan alliance since January 2000.

o  William Purves
   Vice Chairman
   Other  directorships  and  positions:  Sir William  Purves is Chairman of the
   Board of Hakluyt  &  Company  Ltd.  and  non-executive  Director of Shell
   Transport  &  Trading  Company Ltd.,  Worldwide  Shipping and  Investment
   Company Ltd.,  Reuters Founders Share Company Ltd.,  Trident  Safeguards Ltd.
   and Scottish Medicine Ltd. He is also a member of the International  Advisory
   Council of the Chief Executive of Hong Kong and of Textron Inc.

o  Jean-Paul Bechat
   Director
   Other  directorships and positions:  Mr. Jean-Paul Bechat is Chairman and CEO of  Snecma.  He is a  member  of the  Board  of  Directors  of  Messier-Dowty
   International Ltd, France Telecom,  Natexis Banques Populaires and SOGEPA. He
   is Honorary  Chairman of GIFAS and Chairman of AECMA since  October  2001. He has been  appointed  by the French  government  as a member of the  "Economic
   Council for Defense" and the "General Council for Armaments".

o  Candace Beinecke
   Director
   Other  directorships  and positions:  Ms. Candace  Beinecke has been Chair of
   Hughes Hubbard &  Reed LLP, New York,  USA, since 1999,  trustee of First
   Eagle Funds,  USA, since 1998 and Director of First Eagle SoGen,  Inc.,  USA, and of First Eagle SoGen Variables Funds, Inc., USA, since 1999.

o  James B. Cronin
   Director
   Other  directorships and positions:  Mr. James B. Cronin is a Director of AWG plc.

o  Klaus Esser
   Director
   Other  directorships  and positions:  Dr. Klaus Esser is a partner in General
   Atlantic Partners LLC. He is Chairman of the Board of Apollis AG and a member of the  Supervisory  Board of Victoria  Versicherung  AG and of GWI AG. Until
   2002, he was a non executive  member of the Board of Easynet Group plc. Until
   2001, he also was a non executive member of the Board of Philipp Holzmann AG.

o  Jean-Pierre Halbron
   Director
   Other  directorships and positions:  Mr. Jean-Pierre  Halbron is President of
   Alcatel.  He is Chairman and CEO of Electro Banque,  Chairman of the Board of
   Alcatel  Finance  Inc.,  Chairman  of the Board of Alcatel  USA,  Inc.  and a
   Director of Alcatel,  Alcatel USA  Holdings  Corp.,  Alcatel USA LP, Inc. and
   Alcatel Finance  Australia Ltd. He is also a member of the Supervisory  Board of Alcatel Deutschland GmbH.

o  Patrick Kron
   Director
   Other directorships and positions:  Mr. Patrick Kron has been Chief Executive
   Officer of Imerys since 1998 and a Director of Carbone  Lorraine  since 1993.
   He is Chairman and CEO of Mircal  (France),  Chairman of Imerys USA, Inc. and
   Imerys UK Limited,  Chairman and Delegated Director of Plibrico International
   SA (Luxembourg), Chairman of Beirat of Plibrico GmbH (Deutschland), Member of
   the Supervisory Board of Treibacher  Schleifmittel AG (Austria), and Director
   of C-E Minerals, Inc. (USA) and Timcal SA (Switzerland).

o  George Simpson
   Director
   Other directorships and positions:  Lord Simpson is a Director of Nestle S.A.
   He was a Director of Halifax Bank of Scotland plc.

Compensation  paid to executive and non executive  directors  during fiscal year
2002

All  compensations  and  benefits  of any kind paid  during  fiscal year 2002 to members of the Board of Directors are mentioned in the table hereunder:

                                                                          In €
Pierre Bilger (1)..............................................        1,202,744
Sir William Purves (2).........................................           42,500
Jean-Paul Bechat (2)...........................................           15,000
Candace Beinecke (2)...........................................           15,000
James B. Cronin (2)............................................           15,000

                                                                          In €
Dr. Klaus Esser (2)............................................           37,500
Jean-Pierre Halbron (2)........................................           27,500
Patrick Kron (2)...............................................           15,000
John Mayo (2) (3)..............................................           12,500
Paolo Scaroni (2) (4)..........................................           15,000
Lord Simpson (2)...............................................           32,500
Serge Tchuruk (2) (5)..........................................           15,000

------------------
(1)   compensation  and  benefit  only,  no  directors'  fees  being paid to the
      Chairman and Chief Executive Officer,
(2)   directors fees only,
(3)   director and member of audit committee until 14 March 2001,
(4)   director and member of audit committee until 12 December, 2001,
(5)   director and member of the nominations and remuneration  committee until 8
      March 2001.

No  compensation  or benefits of any kind are paid to  Directors  by any company controlled  by the Company as defined under article L. 233-16 of the French Code de commerce.

Report  of the  Board of  Directors  on the  extraordinary  part of the  General
Meeting

Renewal  of  financial   authorisations   (eighth,  ninth,  tenth  and  eleventh
resolutions)

As part of the  extraordinary  resolutions,  the  eighth  and ninth  resolutions concern a renewal of the financial authorisations granted at the General Meeting of 24 July 2001 in its twelfth, thirteenth and fourteenth resolutions.

These  financial  authorisations  granted at the General Meeting of 24 July 2001 delegated to the Board the powers to decide an increase in share capital through the issue of shares and any other  securities  giving  access to shares  with or without  waiver  of the  preferential  rights of  subscription,  up to a maximum overall limit of €400 million,  representing approximately 31% of the share capital as of 31 March 2002.

Due to this overall upper limit, these financial  authorisations have been fully used  following the decision taken by the Company to proceed with an increase in share capital by a nominal amount of €397,638,384, with preferential rights of subscription,  the closing of which is expected to be realised soon after the
General Meeting.

It is therefore  proposed to cancel these  former  authorisations  to the extent that they remain unused and to renew them.

The aim of the eighth  resolution is to authorise the Board of Directors,  for a period of 26 months,  to issue,  in any  currency and on any  financial  market, shares of the Company,  and/or securities  redeemable,  convertible or otherwise exchangeable  immediately  or in the future into capital  shares of the Company, while maintaining the preferential  subscription rights of existing shareholders of the Company, including warrants issued independently of other securities with or without  consideration,  within the limit of an aggregate  nominal  amount of
increase  in  share  capital  of  €600   million,   which  will   represent
approximately  35.5%  of the  share  capital  after  completion  of the  capital increase currently being implemented (excluding adjustments linked to subsequent issues of securities) and the nominal amount of debt  securities  which could be issued  pursuant  to this  resolution  could not exceed  €1  billion or its exchange value in any other currency.

The ninth  resolution is a proposal that the Board of Directors  should be given the necessary  authorisation  to issue the securities  referred to in the eighth resolution,  for the  same  period  but  without  maintaining  the  preferential subscription  rights  of  existing  shareholders  and with the  option  to grant existing shareholders a priority to subscribe shares for a limited period. Total increases  in share  capital  which may be  realised  immediately  and/or in the future shall not exceed €300  million,  which will represent  approximately
17.8% of the share capital after  completion of the capital  increase  currently
being  implemented   (excluding   adjustments  linked  to  subsequent  financial
operations) and the aggregate  nominal amount of debt securities  which could be issued  pursuant  to this  resolution  could not exceed  €1  billion.  This authorisation  would also allow the Board of  Directors to issue  securities  as consideration  for  securities  tendered  to the  Company  pursuant  to a public exchange  offer  initiated by the Company.  This  authorisation,  with the prior agreement of the Board of  Directors,  would also allow the issue of  securities giving rights to shares in the Company,  by companies in which the Company holds directly or indirectly the majority of the share capital.

The objective of the tenth  resolution is to limit the total  increases in share capital to be effected  immediately or in the future  pursuant to the eighth and ninth  resolutions  to not more than  €600  million,  which will  represent approximately  35.5%  of the  share  capital  after  completion  of the  capital increase being implemented  (excluding adjustments linked to subsequent issue of securities) and to limit the aggregate  nominal amount of debt securities  which could be issued  pursuant to these  resolutions to not more than €1 billion or the equivalent thereof in any other currency.

It  appears  necessary  to  renew  these  authorisations  to give  the  Board of
Directors, in accordance with applicable law, the flexibility necessary to allow it to proceed with the issue of all financial  instruments in order to refinance or reduce the  Company's  debt with the  objective to improve the debt  maturity profile and/or reduce financial expenses.

The right to issue these instruments  without  preferential  subscription rights will allow the Board of  Directors to react  quickly to financing  opportunities depending upon the changes in the financial markets and to issue  simultaneously on  foreign  financial  markets,  in  particular  those on which the  Company is listed, by optimising the harmonisation of placement procedures.

For those issues effected  without any  preferential  subscription  rights,  the
Board of Directors  will fix the issue price of the  securities  to be issued so that the Company will receive,  for each share created, an amount at least equal to the minimum value fixed by law,  currently the average share price during ten consecutive  trading  days  chosen  from  among  the last  twenty  trading  days preceding  date of  issuance,  after  adjustment  of this  average  to take into account the  difference  in the dividend  accrual  dates,  and after taking into account,  where warrants to subscribe for shares are issued,  the issue price of the warrants.

In cases  where  the  applicable  law does not  provide  that the  authorisation
automatically   waives  the   preferential   subscription   rights  of  existing
shareholders,   the   shareholders   are  requested  to  expressly  waive  their
preferential  subscription  rights to  subscribe to capital  shares  issued upon conversion of debt securities or upon exercise of warrants.

For those issues effected with maintenance of preferential  subscription  rights under the  eighth  resolution,  the  amount to which  the  Company  is or may be entitled  for each of the shares  issued  will be at least  equal to the nominal value of the share of the Company.

If bonds or other debt  securities  with  warrants or otherwise  giving right to capital shares of the Company are issued pursuant to these authorisations, their issue price will be fixed in accordance with market practice.

The right to receive  shares  attached to  securities  issued  pursuant to these resolutions  may be exercised on fixed dates or during one or several periods to be determined by the Board of Directors in accordance with any rules  applicable to the  securities  issued,  starting at the  earliest as from the issue of such securities and expiring, in the event of the redemption,  conversion or exchange of debt securities, at the latest three months after their maturity date, and in other  cases at the latest  seven years  after the  issuance  of the  securities unless an earlier limit is required by applicable law.

Where the Board of  Directors  decides to use the  authorisation  granted by the eighth and ninth resolutions, in accordance with the provisions of article 155-2 of the French decree of 23 March 1967, the final conditions of the issue as well as its  effect  shall  be  subject  to  complementary  reports  by the  Board of
Directors and the statutory auditors.

Pursuant  to  the  new  provisions  of  applicable   law,  the  renewal  of  the
authorisations  we  propose  in the  eighth  and ninth  resolutions,  lead us to propose in the eleventh  resolution to renew the  authorisations  granted to the
Board of  Directors  at the  General  Meeting of 24 July 2001 in the  eighteenth resolution to proceed with capital  increases  reserved for  employees  although this resolution has not been used and is still valid.

We propose in the eleventh  resolution to cancel the previous  authorisation and to renew it by authorising  the Board of Directors,  for a period of five years,

to  undertake  increases  in the share  capital  of the  Company by the issue of shares or any other securities which give access to the share capital of up to a maximum nominal amount of €100  million which will represent  approximately
5.9% of the share  capital  after  taking  into  account  the  capital  increase currently being implemented (excluding  adjustments),  reserved for members (who may subscribe to these new shares,  in accordance  with the laws and regulations currently in force,  directly or indirectly  through  mutual funds) of a Company savings plan belonging to the Company or its  subsidiaries.  This will result in
the  express  waiver  by  the  existing  shareholders,   of  their  preferential
subscription right for the benefit of the persons to whom the issue is reserved.

The  subscription  price of the issued shares,  in accordance  with the laws and regulations  currently  in  force,  shall  not be lower by more  than 20% of the average price of the Company  share prices  during the last twenty  trading days preceding  the date on which the issue is decided,  or higher than such  average price.  A free  allocation  of shares or other  securities  giving access to the
Company's capital may be effected.

Where  the Board  decides  to use this  authorisation,  in  accordance  with the provisions  of article  155-2 of the French  decree of 23 March 1967,  the final conditions  of the  issues  as  well  as its  effect  shall  be the  subject  of additional reports by the Board of Directors and the statutory auditors.

Amendments to the Articles of  Association  (twelfth,  thirteenth and fourteenth resolutions)

The twelfth resolution  proposes a reduction to four years from six years of the duration of mandates of  Directors  starting  from the  nomination  of Directors during and after 2002. The thirteenth resolution proposes to reduce the duration of the mandate of censors to four years maximum.

The  purpose  of  the  fourteenth  resolution  is  to  update  the  Articles  of
Association in accordance with French law no 2001-420 of 15 May 2001 relating to new economic  regulations in order to include the new legal provisions  relating to the role and powers of the Board of Directors, the Chairman of the Board, the
Chief Executive Officer and the delegated Chief Executive  Officer(s),  the role of intermediaries acting for non-resident  shareholders and to provide the terms under which the Board of Directors  chooses the method of general  management of the Company,  to facilitate  the giving of notice of Board Meetings and to adopt the text of the new Articles of Association attached to the resolutions.

The method of general management of the Company will be selected by the Board of
Directors in its first meeting to be held after the General Meeting.

As a final  resolution,  in the  fifteenth  resolution,  we ask you to grant all powers  allowing  the  decisions  of the General  Meeting to be executed and the necessary formalities to be completed.

                                                          The Board of Directors

                                     FIVE-YEAR SUMMARY

                                   (Statutory accounts)

This table is attached to the Board of Directors' report.

                               31 March    31 March    31 March    31 March    31 March
                                 1998        1999        2000        2001        2002
                              ----------- ----------- ----------- ----------- -----------

Capital at year end
a) Share capital
   (in €thousands)........        38   1,303,124   1,282,190   1,292,325   1,292,325
b) Number of outstanding issued
   shares......................     2,500 213,698,403 213,698,403 215,387,459 215,387,459
Operations and income for the
year (in €thousands)
a) Dividend received...........         -     307,332     157,964     110,167         263
b) Income before tax, profit
   sharing, depreciation and
   provisions..................         -     390,910     166,450     106,212      59,378
c) Income tax..................         -     (21,662)     50,171      33,232      36,875
d) French legal profit
   sharing.....................         -           -           -           -           -
e) Net income after tax, profit
   sharing, depreciation and
   provisions..................         -     346,381     215,232     158,743      90,818
f) Dividends...................         -     106,856(a)  117,534     118,463           -
Earnings per share (in €)
a) Net earning after tax,
   profit sharing, but before
   depreciation and
   provisions..................         -        1.73        1.01        0.65        0.45
b) Net earning after tax,
   profit sharing, depreciation
   and provisions..............                  1.62        1.01        0.74        0.42
c) Net dividend per share......         -        0.50(a)     0.55        0.55           -
Personnel(b)
a) Number of personnel employed
   during the year.............         -           -           -           -           -
b) Amount of gross wages and
   salaries for the year
   (in€thousands).........         -           -           -           -           -
c) Amount of social charges for
   the year (Social security
   and other welfare
    benefits)..................         -           -           -           -           -

------------------
(a)   To which an interim  dividend of €226  millions (i.e.  €1.13 per share) paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.
(b)   The Company has no employee.

                               STATUTORY ACCOUNTS
                        For the year ended 31 March 2002

                                INCOME STATEMENT

                                                                Year ended 31 March
                                                               ------------------------------
                                                       Note      2000       2001       2002
                                                     --------  --------   --------   --------
                                                                        (in €million)
TOTAL SALES........................................              2.5        2.8          -
Release of provisions and depreciation.............              5.0       22.6          -
Other operating income.............................             75.9       87.7       94.4
                                                             --------   --------   --------
Total Operating Income (I).........................             83.4      113.1       94.4
                                                             --------   --------   --------
Other supplies purchased and external expenses.....             49.3       46.4       39.6
Taxes and duties...................................              1.3        0.5        0.7
Depreciation and Provisions for risks and charges..              0.7          -        1.9
Other operating expenses...........................     (2)      0.1        0.4        0.3
                                                             --------   --------   --------
Total Operation Expenses (II)......................             51.4       47.3       42.5
                                                             --------   --------   --------
OPERATING INCOME (I - II)..........................             32.0       65.8       51.9
                                                             --------   --------   --------
Dividends received.................................            157.9      110.2      155.6
Other interest income and related income...........             57.7      154.2       88.0
Reallocation of expenses...........................             12.2          -          -
Foreign exchange gains.............................                -          -          -
                                                             --------   --------   --------
Total Financial Income (III).......................            227.8      264.4      243.6
                                                             --------   --------   --------
Depreciation and provisions........................              0.9        1.7        3.5
Interest expenses and related expenses.............             93.8      203.7      238.2
Foreign exchange losses............................                -          -          -
                                                             --------   --------   --------
Total Financial Expenses (IV)......................             94.7      205.4      241.7
                                                             --------   --------   --------
Financial Income (III - IV)........................            133.1       59.0        1.9
                                                             --------   --------   --------
OPERATING INCOME AFTER FINANCING
(I - II + III - IV)................................     (1)    165.1      124.8       53.8
                                                             --------   --------   --------
NON RECURRING INCOME (V)...........................                -        0.7        0.1
                                                             --------   --------   --------
Current income tax (VI)............................     (3)    (50.1)     (33.2)     (36.9)
                                                             --------   --------   --------
Total Income (I + III + V).........................            311.2      378.2      338.1
                                                             --------   --------   --------
Total Expenses (II + IV + VI)......................             96.0      219.5      247.3
                                                             --------   --------   --------
NET INCOME.........................................            215.2      158.7       90.8
                                                             --------   --------   --------

                                  BALANCE SHEET

                                     ASSETS

                                                                   Net value at 31 March
                                                               ------------------------------
                                                       Note      2000       2001       2002
                                                     --------  --------   --------   --------
                                                                        (in €million)
FIXED ASSETS
Intangible fixed assets............................              1.7        1.7        1.7
Financial Assets...................................     (1)
Investments........................................          8,038.0    6,553.5    6,553.5
Advanced to subsidiary.............................                -      954.8    4,623.9
                                                             --------  ---------  ---------
Total Fixed Assets (I).............................          8,039.7    7,510.0   11,179.1
                                                             --------  ---------  ---------
CURRENT ASSETS
Other receivables..................................     (2)    884.2    4,136.6      658.5
Cash...............................................     (3)     15.5       15.2       77.7
Prepaid expenses...................................     (4)     14.5       19.4       12.2
                                                             --------  ---------  ---------
Total (II).........................................            914.2    4,171.2      748.4
                                                             --------  ---------  ---------
TOTAL ASSETS (I + II).............................           8,953.9   11,681.2   11,927.5
                                                             --------  ---------  ---------

                                  BALANCE SHEET

                SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES

                                                                   Net value at 31 March
                                                               ------------------------------
                                                       Note      2000       2001       2002
                                                     --------  --------   --------   --------
                                                                        (in €million)
SHAREHOLDERS' EQUITY
Share capital......................................     (5)  1,282.2    1,292.3    1,292.3
Capital surplus....................................          5,500.0    5,530.4    5,530.4
Reserves
Legal reserves.....................................            130.3      130.3      130.3
Non distributable reserves.........................             20.9       20.9       20.9
Retained earnings..................................              4.8      102.5      142.9
Net profit for the current year....................            215.2      158.7       90.8
Interim dividend...................................                -          -          -
                                                             --------  ---------  ---------
Net shareholders' equity (I).......................          7,153.4    7,235.1    7,207.6
                                                             --------  ---------  ---------
OTHER SHAREHOLDERS' EQUITY
Undated subordinated notes.........................                -      250.0      250.0
                                                             --------  ---------  ---------
Total (II).........................................     (6)        -      250.0      250.0
                                                             --------  ---------  ---------
PROVISIONS FOR RISKS and CHARGES
Provision for risks (III)                                       22.6          -        1.9
                                                             --------  ---------  ---------
Total (III)........................................             22.6          -        1.9
                                                             --------  ---------  ---------
LIABILITIES........................................    (7) (8)
Bonds issued.......................................            672.3    1,227.1    1,226.8
Borrowings.........................................            438.1      834.6    2,187.1
Other financial debt...............................            622.0    2,087.7    1,001.5
Trade payables.....................................              1.8       41.1       10.4
Tax, social security debts and dividend payable....             34.6        0.5       40.4
Other payables and accrued expenses................              9.1        5.1        1.8
                                                             --------  ---------  ---------
SUB-TOTAL LIABILITIES (IV).........................          1,777.9    4,196.1    4,468.0
                                                             --------  ---------  ---------
TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND
LIABILITIES (I + II + II + IV).....................          8,953.9   11,681.2   11,927.5
                                                             --------  ---------  ---------

                        NOTES TO THE FINANCIAL STATEMENTS

Summary of accounting policies

The  accounts  as of 31 March 2002 have been  prepared  in  accordance  with the provisions of the French Law dated 30 April 1983,  pursuant to the French decree dated 29  November  1983 and of the  French  General  Accounting  Rules  1999 as
described by French CRC regulation 99-03 dated 21 September 1999.

Main events of the financial year

No main events have to be reported.

Basic principles

French Generally Accepted Accounting Principles have been applied:

o  Going concern status;

o  Cut-off between accounting periods; and

o  Consistency of accounting methods.

The accounting methods are based on the historical cost.

Investments

Investments are recorded at direct  acquisition  cost. Any additional  costs are recorded as expenses to be amortised over a five-year period.

Investments  are valued at the lower of cost or  valuation.  If the valuation of the  investment  is lower than the book value,  a provision is recorded to cover the  difference.  The year end valuation is made on the basis of the current use value defined as the value of the  investment to the Company  employing a number of valuation methods,  including return on assets, fair value and other methods, as appropriate.

Borrowings

Borrowings  are recorded at the nominal value.  Borrowing  costs are recorded as expenses to be amortised over the duration of the borrowings.

Exchange operations

There were no specific foreign exchange operations during fiscal year 2002 other than in the ordinary course of business.

New financial instruments

New  financial  instruments  are used to cover  interest rate risks on bonds and other long-term debt.

Tax consolidation

The  Company  is the  leader of the  French  Tax group and any tax  savings  are recorded in its books.

                           NOTES TO THE BALANCE SHEETS

Note 1: Financial Assets

ALSTOM Holdings is the only subsidiary of ALSTOM. It owns all operating entities of the group.  Financial assets that correspond to the shares of ALSTOM Holdings amount to €6,553.5  million and ALSTOM Holdings'  advances of €4,623.9 million, including €32.1 million as accrued interest.

Main figures of ALSTOM Holdings are:

(in €million)
Share capital..........................................................    401.5
Sales..................................................................     74.1
Net result.............................................................     (2.8)
Dividend received by ALSTOM............................................      0.3

Note 2: Other Receivables

Receivables due within one year:

                                                                           Gross    Affiliated
                                                                           value   corporations
                                                                          ------- --------------
                                                                             (in €million)
Trade receivables(1)................................................       570.4       22.0
Current account ALSTOM Holdings.....................................        33.0       33.0
Other receivables...................................................        55.1          -
                                                                         -------    -------
                                                                           658.5       55.0

------------------
(1)   including €546.3 million of receivables acquired from Group companies to guarantee the Commerzbank line of credit.

Note 3: Cash

Cash  includes  interest  income  received  on swap  operations  and a one month revolving deposit of €67 million from Commerzbank.

Note 4: Prepaid expenses

                                               Initial   Amortisation    Net value
                                                amount     during the  31 March 2002
                                                              year
                                              ---------  ------------  -------------
                                                            (in €million)
Borrowings costs..........................       13.4          2.6          8.4
Issuing cost of undated subordinated note.        2.4          0.6          1.5
Others....................................        0.2          0.2            -
Prepaid expenses(1).......................          -            -          2.1
Bonds discounts...........................          -            -          0.2
                                              -------      -------      -------
                                                 16.0          3.4         12.2

------------------
(1)  including €1.3 million financial expenses on credit lines.

Note 5: Shareholders' equity

                                                             Number       Per value
                                                           -----------    ---------
Existing shares at beginning of year.................      215,387,459       €6
Shares issued........................................                -       €6
Existing shares at year end..........................      215,387,459       €6

Charges in net shareholders' equity include dividends of €118.3 million and net income.

                                                                        Amount
                                                                    -------------
                                                                    (in € million)
Retained earnings as of 1 April 2001............................         102.5
Prior fiscal year result........................................         158.7
Dividend paid...................................................        (118.3)
Retained earnings as of 31 March 2002...........................         142.9

Note 6: Undated subordinated notes

ALSTOM  issued on 29  September  2000,  €250  million  Auction  Rate Coupon
Undated  Subordinated  Notes.  These  notes may be redeemed at the option of the issuer except in certain exceptional circumstances, including any failure to pay interest when due, when they may be redeemed at the option of the holders.  They rank pari passu with holders of other subordinated  indebtedness.  Interest will be payable semi-annually, at variable rates based on EURIBOR. The payment of the interest  accrued  may be  suspended  if both of the  following  conditions  are satisfied:

-  The annual  non-consolidated  accounts  of ALSTOM  (parent  Company)  show an absence of income available for distribution; and

-  The annual  consolidated  accounts of ALSTOM show that the  consolidated  net income  available for  distribution  to common  shareholders  is less than or equal to zero.

Note 7: Liabilities

                               Amount as of     Within       One to      More than
                              31 March 2002   one year    five years    five years
                              -------------  ----------  ------------  ------------
                                                 (in €million)
Financial debt..........
Bonds issued............         1,226.8         26.8       1,200.0            -
Borrowings..............         2,187.1        703.9       1,283.2        200.0
Other financial debt....         1,001.5      1,001.5             -            -
Trade creditors and
related accounts........            10.4         10.4             -            -
Tax, social security
debts...................            40.4         40.4             -            -
Other liabilities.......             1.8          1.8             -            -
                                 -------      -------       -------        -----
Total...................         4,468.0      1,784.8       2,483.2        200.0

Bonds

A €650 million 5% bond was issued in July 1999 with a redemption date of 26
July 2006.

A €550  million  5.625% bond was issued in February  2001 with a redemption date of 6 February 2004.

Accrued interest amounts to €26.8 million.

The bond issue,  nominal value of €650 million, was initially swapped up to
€600  million  from fixed to  floating  rate.  €280  million  has been returned to a fixed rate  exposure and  €320  million  remain  swapped from fixed to floating rate at 31 March 2002.

Borrowings

Borrowings of €2,187.1 million include:

-  A Commerzbank debt for €400 million;

-  Syndicated bank credit lines of €1,550 million;

-  C.N.C.E.P debt of €200 million;

-  CRCA Mutuel Charente Perigord debt of €33.2 million; and

-  Accrued interest of €3.7 million.

Other financial debt

Other  financial debt comprises  internal  borrowings  linked to the purchase of
trade  receivables   amounting  to  €546.5  million  and  commercial  paper
amounting to €455.0 million.

Trade payables and related accounts

Trade  payables  and related  accounts  amounting  €10.4  million  included
€6.4 million payable to group companies.

Note 8: Accrued expenses
                                                                       Amount
                                                                   --------------
                                                                   (in € million)
Other financial debt.................................................    0.2
Trade payables and related accounts..................................    1.4
Other debts..........................................................    0.2
                                                                       -------
Total................................................................    1.8

                          NOTES TO THE INCOME STATEMENT

The net income of the year ended 31 March 2002 amounted to €90.8 million.

Note 1: Operating Income after financing

Operating Income

Income from  operations of €51.9  million is mainly  composed of management fees  invoiced to the  companies  of the ALSTOM  Group for the use of the ALSTOM name of €94.4 million, less the management fees invoiced by ALSTOM Holdings
(€6.0 million) and other purchases and expenses.

Financial income

Financial income amounted to €1.9 million and includes:

o  €243.6 million dividends received and other interest income; and

o  €238.2 million interest on bonds and borrowings.

Note 2: Other operating expenses

o  Included in other operating expenses is directors' fees of €300,000.

o  The directors of the Company do not receive any other  compensation  from the
   Company.

Note 3: Current Income tax

The Company is the leader of the French Tax Group. The tax savings are recorded in its accounts.

The tax  credit of  €36.9  million  comprises  €22.1  million  from the tax  grouping  profit  over the consolidated organisation and €14.8 million prior-year tax credits.

                                OTHER INFORMATION

Commitments

The Company issued commitments of €91.0 million,  including  commitments in respect of its sub-subsidiaries.

At the end of March 2002,  the Company had credit lines of  €3,110  million available of which €1,550 million had been utilised.

                      PROPOSED APPROPRIATION OF NET INCOME

The  net  income  for  the   fiscal   year  ended  31  March  2002   amounts  to
€90,818,472.19   The  following  appropriation  will  be  proposed  to  the shareholders:

-    Income for the financial year.....................      €90,818,472.19
-    Amount previously carried forward.................     €142,760,709.38
-    Allocation to the legal reserve...................     €-
-    Distributable income..............................     €233,579,181.57
-    Distributable income carried forward..............     €233,579,181.57

Given the  consolidated net loss recorded for the fiscal year 2002, the Board of directors  decided not to  recommend  the payment of a dividend  for this fiscal year.

          DIVIDENDS DISTRIBUTED FOR THE THREE PREVIOUS FINANCIAL YEARS

                                    Number of                  Tax        Global
                                     Shares      Dividend     credit      amount
                                    ---------    --------    --------   ----------
                                                    €      €      €
2000/2001...................       215,387,459     0.55        0.275       0.825
1999/2000...................       213,698,403     0.55        0.275       0.825
1998/1999...................
-    Interim dividend(*)....       200,000,000     1.13        0.565       1.696
-    Final dividend.........       213,698,403     0.50        0.25        0.75

------------------
(*)   Paid on 22 June 1998 solely to the two principal  shareholders  as of such date.

                                AUDITORS' REPORTS

                           STATUTORY AUDITORS' REPORT
                            Year ended 31 March 2002
                            (translated from French)

In compliance with the assignment  entrusted to us at your Shareholders'  Annual
General Meeting, we hereby report to you, for the year ended 31 March 2002 on:

-  the audit of the  accompanying  financial  statements  of ALSTOM  reported in euro,

-  the specific verifications and information required by law.

These  financial  statements  have been approved by the board of directors.  Our role is to express an opinion on these financial statements based on our audit.

1.   OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with the professional  standards applicable in France.  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management, as well as evaluating the overall financial statements presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the  financial  statements,  presented in  accordance  with the accounting principles generally accepted in France, give a true and fair view of
ALSTOM's financial  position and its assets and liabilities,  and of the results of its operations for the year then ended.

2.   SPECIFIC VERIFICATIONS AND INFORMATION

We also performed the specific verifications required by law, in accordance with the professional standards applicable in France.

We have no  comment  as to the fair  presentation  and the  conformity  with the financial  statements of the information  given in the management  report of the board of directors,  and in the  documents  addressed to the  shareholders  with respect to the financial position and the financial statements.

In accordance  with the law, we verified  that the  management  report  contains appropriate  disclosure  as to  the  percentage  interests  and  votes  held  by shareholders, and as to the acquisition of shares and controlling interests.

                          Neuilly-sur-Seine, 7 May 2002

                             The Statutory Auditors

        BARBIER FRINAULT & AUTRES           DELOITTE TOUCHE TOHMATSU
         ERNST & YOUNG NETWORK
              Gilles Puissochet                        Alain Pons

             SPECIAL AUDITORS' REPORT ON RELATED PARTY TRANSACTIONS
                            Year ended 31 March 2002
                            (translated from French)

To the Shareholders of ALSTOM,

In accordance  with our  appointment as statutory  auditors at your Company,  we hereby report on the agreements  involving  members of the board of directors of your Company.

The terms of our  engagement do not require us to identify such  agreements,  if any,  but to  communicate  to you,  based on  information  provided  to us,  the principal  terms and  conditions of those  agreements  brought to our attention, without  expressing an opinion on their  usefulness and  appropriateness.  It is your  responsibility,  pursuant to article 92 of the decree of 23 March 1967, to assess the  various  interests  involved in respect of the  conclusion  of these agreements for the purpose of approving them.

Authorised Agreements for Fiscal Year 2002

We  hereby,  inform  you that we have not had been  notified  of any  agreements covered by article L. 225-38 of the Code de commerce.

Agreements Approved During Previous Fiscal Years and Executed during Fiscal Year
2002

In addition,  pursuant to Decree of 23 March 1967, we have been advised that the following  agreements  entered into and  authorised by the board of directors of your Company in previous years have had continuing effect during the year.

With Alcatel and Marconi  plc.  (formerly  The General  Electric  Company  plc.)
("Marconi")

As part of the sale of shares of ALSTOM by Alcatel and Marconi  plc.,  signature of a guarantee and placement agreement among ALSTOM, Alcatel, Marconi plc. and a group of banks and financial institutions.

With Marconi plc. (formerly The General Electric Company,  plc.) ("Marconi") and
GEC ALSTHOM N.V.

Provisional  services  agreement of 16 June 1998:  this agreement sets forth the terms and  conditions  governing  the gradual  execution of  maintenance  for an interim  period  following  flotation of certain  support  services  provided by
Marconi,  namely those pertaining to insurance matters,  intellectual ownership, pension schemes,  real estate  management,  environmental  issues and profits on group purchasing agreements.

For fiscal year 2002 no amount has been paid under this agreement.

With Alcatel and GEC ALSTHOM N.V.

Provisional  services  agreement of 16 June 1998:  this agreement sets forth the terms and  conditions  governing  the gradual  execution of  maintenance  for an interim period following  flotation,  of certain assistance services provided by
Alcatel,  namely those pertaining to insurance matters,  intellectual ownership,
real   estate   management,   profits  on  group   purchasing   agreements   and
telecommunications.

For fiscal year 2002 no amount has been paid under this agreement.

With GEC ALSTHOM N.V.

Agreement  covering  the  transfer  by  GEC  ALSTHOM  N.V.  of  its  rights  and commitments  to  ALSTOM,  as set  forth in the  shareholders'  agreements  of 21
February  1990  between GEC ALSTHOM  N.V.,  General  Electric  and  European Gas
Turbine N.V.  ("EGT"),  a subsidiary  of GEC ALSTHOM  N.V.  Under this  transfer agreement,  ALSTOM  undertakes to compensate  GEC ALSTHOM N.V. for any losses or damages incurred as a result of such shareholders' agreement.

For fiscal year 2002 no amount has been paid under this agreement.

With Marconi plc. (formerly The General Electric Company,  plc.) ("Marconi") and
Alcatel

Within the framework of the initial  public  offering of ALSTOM,  signature of a guarantee and placement agreement on 21 June 1998 among ALSTOM, Alcatel, Marconi and a group of banks and financial institutions.

With Marconi plc. (formerly The General Electric Company,  plc.) ("Marconi") and
Alcatel

As part of the initial public offering of ALSTOM, signature of counter guarantee on 21 June  1998  between  ALSTOM,  Alcatel  and  Marconi,  under  which  ALSTOM undertakes to compensate its shareholders  Marconi and Alcatel for any sums that they may have to pay as part of the guarantee and placement agreement.

For fiscal year 2002 no amount has been paid under this agreement.

With Alcatel and Marconi plc.  (formerly  The General  Electric  Company,  plc.)
("Marconi")

As part of the initial  public  offering of ALSTOM,  signature  of an  agreement covering the  registration  of rights on 21 June 1998 among ALSTOM,  Alcatel and
Marconi,  under which Alcatel and Marconi are entitled to register  their shares in ALSTOM with the  Securities and Exchange  Commission  with a view to making a public offering in the US.

With GEC ALSTHOM N.V.

Compensation and repayment  agreement signed on 21 June 1998 between GEC ALSTHOM
N.V. and its receiver  ALSTOM.  As part of the  restructuring  of the group and, namely of the  winding-up of GEC ALSTHOM N.V., the purpose of this agreement was to assure the  receivers  of GEC  ALSTHOM  N.V.  that  ALSTOM that was to become shareholder was willing to repay an amount equivalent to the excess distribution it may receive from the wind-up, and, subject to certain conditions,  to finance any  taxation  payable by GEC ALSTHOM  N.V. as part of the  distribution  of its assets.

We conducted our procedures in accordance with professional standards applicable in France.  Those standards require that we confirm the information  provided to us with the relevant source documents.

                          Neuilly-sur-Seine, 7 May 2002

                             The Statutory Auditors

        BARBIER FRINAULT & AUTRES           DELOITTE TOUCHE TOHMATSU
         ERNST & YOUNG NETWORK
              Gilles Puissochet                        Alain Pons

                           STATUTORY AUDITORS' REPORT
                            Year ended 31 March 2002
                            (translated from French)

To the Shareholders of ALSTOM,

In compliance with the assignment  entrusted to us at your Shareholders'  Annual
General  Meeting,  we hereby  report to you, for the year ended 31 March 2002 on the  audit of the  accompanying  consolidated  financial  statements  of  ALSTOM reported in euro.

The  consolidated  financial  statements  have  been  approved  by the  Board of
Directors. Our role is to express an opinion on those financial statements based on our audit.

We conducted our audit in accordance with the professional  standards applicable in France.  Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the  consolidated  financial  statements are free of material  misstatements.  An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes  assessing the accounting  principles  used and  significant estimates  made by  management,  as well as  evaluating  the  overall  financial statements  presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  the consolidated  financial  statements presented in accordance with the accounting  principles  generally  accepted in France,  give a true and fair view of the group's  financial  position and of its assets and liabilities, and of the results of its operations for the year then ended.

We also performed the  verification of the  information  given in the management report of the Board of Directors in accordance with the  professional  standards applicable  in France.  We have no comment as to its fair  presentation  and its conformity with the consolidated financial statements.

                         Neuilly-sur-Seine, 7 May 2002

                             The Statutory Auditors

        BARBIER FRINAULT & AUTRES           DELOITTE TOUCHE TOHMATSU
         ERNST & YOUNG NETWORK
              Gilles Puissochet                        Alain Pons

                    SPECIAL AUDITORS' REPORT ON THE PROPOSED
                     ISSUE OF CAPITAL SHARES AND SECURITIES
                            (translated from French)
                      (eighth, ninth and tenth Resolution)

To the Shareholders of ALSTOM,

In our capacity as Statutory Auditors of your Company and in accordance with the provisions  set  forth in  Articles  L.  225-135  and L.  228-92  of the Code de
commerce,  we hereby present you with our report related to the eighth and ninth resolutions  submitted  for the  approval  of your  ordinary  and  extraordinary
General  Meeting of 21 June 2002,  which  provide  for the  issuance  of capital shares  and/or  securities  giving  immediate or future  access to shares of the
Company  with or without  preferential  subscription  rights  (eighth  and ninth resolutions).

The capital  increases  that may be realised  immediately  or in the future,  in connection  with the  issuance  of  shares,  may not  exceed a  maximum  nominal aggregate  amount of  €600  million and the maximum  nominal  amount of the securities  representative  of debt which may be issued  may not exceed  €1 billion or the exchange value of this amount (tenth resolution).

The Board of Directors has requested the shareholders grant it powers to approve the terms of such operations for a period of 26 months and ask you to waive your preferential  subscription  rights  for the  issues  of  shares  under the ninth resolution.

We have  examined  the  proposed  issue of  capital  shares  and  securities  by conducting the procedures  deemed  necessary by us in accordance  with generally accepted standards in France.

Subject to the  subsequent  examination of the terms of the proposed  issue,  we have no observation to make as to:

-  the terms governing the calculation of the share price,

-  the terms  governing  the  allocation  of rights  to shares  attached  to the transferable securities,

as set forth in the Report of Directors.

As the share issue prices, the conditions of conversion, exchange or redemption, the exercise  price of the  subscription  rights,  and the amount of such issues have not yet been determined, we provide no opinion on the definitive conditions under which the operations  proposed in the ninth resolution could be performed, and as a  result,  on the  related  proposed  suppression  of your  preferential subscription  right, which in theory,  would appear reasonable in the context of such operation.

Pursuant to the  provisions  of article 155-2 of the Decree of 23 March 1967, we shall issue a further  report once the Board of  Directors  has  performed  such operation.

                         Neuilly-sur-Seine, 28 May 2002

                             The Statutory Auditors

        BARBIER FRINAULT & AUTRES           DELOITTE TOUCHE TOHMATSU
         ERNST & YOUNG NETWORK
              Gilles Puissochet                        Alain Pons

                SPECIAL AUDITORS' REPORT ON THE PROPOSED ISSUE OF
              SHARES RESERVED FOR MEMBERS IN A COMPANY SAVINGS PLAN
             WITH FULL WAIVER OF THE PREFERENTIAL SUBSCRIPTION RIGHT
                            (translated from French)
                              (eleventh Resolution)

To the Shareholders of ALSTOM,

In our capacity as Statutory Auditors of your Company and in accordance with the provisions  set forth in Article L. 225-135 of the Code de  commerce,  we hereby present to you our report on the proposed issue of shares reserved for employees that  contribute to the employee  savings fund, of a maximum  nominal  amount of
€100 million, operation submitted for your approval (eleventh resolution).

The Board of Directors has requested  authorisation to approve the terms of such operation,  which by their nature imply full  suppression  of your  preferential subscription rights.

We have examined the proposed  capital  increase by conducting  those procedures deemed  necessary  by us in  accordance  with  generally  accepted  standards in
France.

Subject to our  subsequent  examination of the terms of the proposed  issue,  we have no  observation  to make as to the terms  governing  the  setting  of issue prices provided in the Report of Directors.

As the issue price has not yet been set, we provide no opinion on the definitive conditions of the issue and, as a result, on the related proposed suppression of your preferential  subscription rights, which in theory, would appear reasonable in the context of such operation.

Pursuant to the  provisions  of article 155-2 of the Decree of 23 March 1967, we shall issue a further  report once the Board of  Directors  has  performed  such operation.

                         Neuilly-sur-Seine, 28 May 2002

                             The Statutory Auditors

        BARBIER FRINAULT & AUTRES           DELOITTE TOUCHE TOHMATSU
         ERNST & YOUNG NETWORK
              Gilles Puissochet                        Alain Pons

                         INFORMATION ON THE NEW DIRECTOR

       Director whose nomination is proposed to the Shareholders' Meeting

                       - Mr. Georges Chodron de COURCEL -
                           Date of birth: 20 May 1950
                               Nationality: French
                         Number of ALSTOM shares held: 0

Professional references and current directorships:

France:     Member of the Executive Committee - Head of Investment Banking BNP Paribas

            Director of BOUYGUES

            Director of NEXANS

            Director of SCOR

            Member of the Supervisory Board of LAGARDERE

Foreign countries:  None

Past directorships and functions (held during the last five years):

France:     Member of the Supervisory Board of Sommer Allibert

            Director of Saint-Louis

            Director of Comptoirs Modernes

Foreign countries:  None

            TEXT OF THE RESOLUTIONS SUBMITTED TO THE GENERAL MEETING

  1. Resolutions falling within the powers of an Ordinary shareholders' Meeting

First resolution

(Approval of the  non-consolidated  accounts and  operations  of the fiscal year ended 31 March 2002)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  general  meetings,  having  reviewed  the  report of the Board of
Directors, the statutory auditors' report and the non-consolidated  accounts for the fiscal  year ended 31 March 2002  approve the  accounts  for the fiscal year ended 31 March 2002, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art.
39-4 of the  French  Code  General  des  Impots)  referred  to in the  financial statements.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

(Approval of the  consolidated  accounts and the  operations for the fiscal year ended 31 March 2002)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  general  meetings,  having  reviewed  the  report of the Board of
Directors,  the statutory auditors' report and the consolidated accounts for the fiscal year ended 31 March 2002, approve the consolidated  accounts,  as drafted and presented to them.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

(Appropriation of income)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary general  meetings,  approve the following  proposal of the Board of
Directors,  regarding the  appropriation of the income for the fiscal year ended
31 March 2002:

-    Income for the financial year........................  €90,818,472.19
-    Amount previously carried forward....................  €142,760,709.38
-    Allocation to the legal reserve......................  €-
-    Distributable income.................................  €233,579,181.57
-    Distributable income carried forward.................  €233,579,181.57

The  shareholders  acknowledge,  pursuant to applicable  law, that the dividends distributed for the previous three fiscal years were the following:

                                Number of                      Tax         Global
                                 Shares       Dividend        credit       amount
                                ---------     --------        ------       ------
                                                 €         €       €
2000/2001..................    215,387,459      0.55          0.275        0.825
1999/2000..................    213,698,403      0.55          0.275        0.825
1998/1999
-    Interim dividend(*)..     200,000,000      1.13          0.565        1.696
-    Final dividend.......     213,698,403      0.50          0.25         0.75

------------------
(*)  Paid on 22 June 1998 solely to the two principal shareholders as of such date.

Fourth resolution

(Special auditors' report on related party agreements)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary general  meetings,  having examined the special auditors' report on the  agreements  to which  article  L.  225-38 of the  French  Code de  commerce applies, approve the agreements mentioned in such report.

Fifth resolution

(Renewal of mandate of a director)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings  agree to renew the mandate of the Director Mr.
James B. Cronin, for a duration of six years, until the end of the Shareholders'
Meeting which shall approve the accounts for the fiscal year 2007/2008. However, if the twelfth resolution is adopted at the present Shareholders'  Meeting, this
Director shall be deemed  reappointed for a period of four years,  until the end of the  Shareholders'  Meeting  which shall  approve the accounts for the fiscal year 2005/2006.

Sixth resolution

(Appointment of a director)

The  shareholders,  voting under the conditions of quorum and majority  required for ordinary  General  Meetings,  appoint as Director,  Mr.  Georges  Chodron de
Courcel, for a duration of six years, until the end of the Shareholders' Meeting which shall approve the accounts for the fiscal year 2007/2008.  However, if the twelfth  resolution  is  adopted  at the  present  Shareholders'  Meeting,  this
Director shall be deemed appointed for a period of four years,  until the end of the  Shareholders'  Meeting which shall approve the accounts for the fiscal year
2005/2006.

Seventh resolution

(Authorisation  to be given to the Board of Directors  to deal in the  Company's shares)

The  shareholders,  voting under the conditions of quorum and majority  required for  ordinary  General  Meetings,  having  examined  the  report of the Board of
Directors, authorise the Board of Directors under the conditions set out in art.
L. 225-209 et seq. of the French Code de commerce,  to purchase  existing shares of the Company  within the limit of a number of shares  representing  10% of the share capital of the Company as of 31 March 2002, i.e.  21,538,745  shares as of
31 March 2002 and for a maximum aggregate purchase price of €861,549,800.

This  authorisation  may be used to regulate the market price of the shares,  to allow sale or purchase of shares  depending  on the market,  to allocate or sell shares to employees,  former  employees or executive  officers of ALSTOM and its affiliated  companies (as defined in art. L. 225-180 and L. 233-16 of the French
Code de commerce),  in particular  through stock option plans,  in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares  purchased in the context of, or following,  any  financial  transactions
(including upon exercise of rights attached to securities) and in the context of a general and financial  management  of the share capital and the  stockholders'
equity of the Company and in particular with regard to its financing  needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase,  sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant  regulatory  bodies,  on or off the stock exchange,  at any time,  including  at the time of a  takeover  bid,  and by all means,  including block transfer,  the use or exercise of financial instruments, derivatives  and,  in  particular  through  optional  transactions  such  as the purchase and sale of put or call options.

The purchase price may not exceed €40 per share and the sale price must not be less than €10 per share, subject to adjustments relating to transactions affecting the share capital of the Company. If the Company proceeds under one of the transactions  described by the third paragraph of art. L. 225-209,  the sale price  will then be  determined  in  accordance  with the then  applicable  law.
Moreover,  these shares could be transferred free of charge under the conditions specified by law, in  particular  article L. 443-1 et seq. of the French Code du travail.

The  authorisation  hereby  given shall  cancel and  replace  the  authorisation granted by the  Shareholder's  Meeting of 24 July 2001 in its tenth  resolution, and shall be valid until the next  Shareholders'  Meeting  called to approve the accounts of the current financial year.

The  shareholders  hereby  grant  full  powers to the Board of  Directors,  with authority to delegate such powers,  to make all stock market orders, to conclude all agreements in order to undertake all  formalities and all  declarations  for and to all bodies and, generally,  to do all that is necessary to implement this resolution.

          2. Resolutions falling within the powers of an Extraordinary
                             Shareholders' Meeting

Eighth resolution

(Authorisation  to be given to the  Board of  Directors  to  increase  the share capital of the Company by the issue of shares or of any type of securities which give  immediate or future access to the Company's  shares,  with  maintenance of preferential subscription rights)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special  report of the statutory  auditors,  and in accordance with the provisions of the French Code de commerce,  notably its art. L. 225-129
III:

1 -   cancel the unused  portion of the  authorisations  granted to the Board of
      Directors  by the  Shareholders'  Meeting of 24 July 2001 in the  twelfth, thirteenth and fourteenth resolutions;

2 -   delegate to the Board of Directors, for a period of twenty-six months from the date of this  meeting,  all powers  necessary  to  increase  the share
      capital,   in  one  or  more  times,   with  maintenance  of  preferential
      subscription rights, through the issue in euro or in any foreign currency, both in France and abroad,  of shares  and/or any other  securities  which give  immediate  or  future  access to  shares  in the  Company  including warrants issued autonomously with or without  consideration,  which can be subscribed  for either  cash or by set-off of debt and which have the same rights as those  attached to existing  shares except for the date at which they give rise to a dividend;

3 -   decide that:

      o  the aggregate nominal amount of the increases in share capital that may be  carried  out  immediately  and/or at a later  date shall not exceed
         €600  million  to which  may be added  the  nominal  amount of the additional  shares to be issued in order to maintain  the rights of the holders of securities;

      o  the aggregate nominal amount of the securities that are  representative of debt of the  Company  and  which  may be  issued  by  virtue of this authorisation,  shall not exceed €1  billion or the exchange value of this amount;

4 -   decide  that in the event of an offer to  subscribe  for  securities,  the shareholders will be allowed to exercise their  preferential  subscription rights in accordance with the conditions set out by law. In addition,  the
      Board of Directors will have the power to grant the shareholders the right to subscribe  further  securities in order to obtain a greater number than
      that  to  which  they  are  entitled  by  virtue  of  their   preferential
      subscription rights, in accordance with the provisions of the law.

      If subscriptions by way of exercise of preferential  rights do not account for the whole  issuance,  the Board of Directors may, in the order that it shall decide, exercise either or both of the following options:

      o  limit  the  issuance  to  the  amount  of the  subscriptions  received, provided that these subscriptions  amount to at least three quarters of the proposed issuance;

      o  freely allot  and/or offer to the public all or part of the  securities which have not been subscribed;

5 -   decide that,  if free  warrants by scrip issue are allocated to holders of existing  shares,  the Board of  Directors  shall have the power to decide that rights to fractions of warrants will not be negotiable and that the corresponding  instruments  will be sold,  the  proceeds of the sale being allocated to those entitled to such fractions at the latest within 30 days of the date of  registration  in their  accounts of the number of warrants allotted to them;

6 -   note that this  authorisation  and delegation of powers  implies,  for the benefit of the holders of the securities  which may be so issued and which will give access to shares of the Company,  the waiver by the shareholders of their preferential  subscription  rights to the securities to which the securities  issued give right;  decide in case of issuance of warrants not attached to any  securities,  to subscribe for the Company's  shares or of bonds  convertible into the Company's  shares,  to cancel the preferential subscription  rights of the  shareholders to the benefit of the holders of the warrants or of the convertible bonds as the case may be;

7 -   decide that the amount to which the Company is or may be entitled for each of the shares which may be issued under this  authorisation and delegation of powers will be at least equal to the nominal  value of the share of the
      Company;

8 -   decide that the Board of Directors  will have all powers to implement this authorisation,  with the right to  subdelegate,  within  the limits of the law, and in  particular  to set the dates and terms and  conditions of the issuances,  the terms and conditions and method under which the securities issued  will be fully  paid up,  the  conditions  in which  they will give rights to shares of the Company, in particular in the event of an issue of debt  securities  whether  or not they  have  subordinated  status,  their redemption terms and conditions,  their fixed or variable redemption price with or without premium,  and the terms and conditions by which securities issued may be repurchased  or exchanged.  The Board of Directors will also have powers to fix the date (which may be retroactive)  from which the new shares will bear dividends, to suspend the exercise of the rights attached to these securities for a period not exceeding three months,  to determine the terms and  conditions by which the rights of the holders of securities issued and giving rights to shares will be  maintained in accordance  with the law, to offset the share capital increase  expenses against the amount of  premiums  relating  to  such  increases,  and to  take  generally  all
      necessary   measures  and  enter  into  any   arrangement   to  bring  the
      contemplated issuance to a successful  conclusion,  record the increase(s)
      in share capital and amend the Articles of Association accordingly.

Ninth resolution

(Authorisation  to be given to the  Board of  Directors  to  increase  the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's  shares,  with no  preferential subscription rights)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  general meetings,  having examined the report of the Board of
Directors and the special  report of the statutory  auditors,  and in accordance with the  provisions  of the French Code de commerce,  in  particular  the third paragraph of art. L. 225-129 III and art. L. 225-148:

1 -   cancel the unused  portion of the  authorisations  granted to the Board of
      Directors  by the  Shareholders'  Meeting of 24 July 2001 in the  twelfth, thirteenth and fourteenth resolutions;

2 -   delegate to the Board of Directors for a period of twenty-six  months from
      the  date  of  this  Meeting  all  powers   necessary  to  issue  with  no
      preferential subscription rights for the shareholders,  either in euro, or in any  foreign  currency,  both in  France  and  abroad,  the  securities referred to in the eighth resolution above;

3 -   decide that:

      o  the aggregate  nominal amount of the increase in share capital that may be  carried  out  immediately  and/or at a later date by virtue of such authorisation  and  delegation  of  powers,  may not  exceed  €300 million,  to which may be added the  nominal  amount of the  additional shares to be issued in order to  maintain  the rights of the holders of securities;

      o  the aggregate nominal amount of the securities  representative of debts and which may be issued by virtue of this  authorisation and delegation of powers shall not exceed  €1  billion or the  exchange  value of this amount;

4 -   decide that the capital  increase(s)  may result from the  exercise of any
      right  of  allotment,   whether  by  conversion,   exchange,   redemption,
      presentation of a warrant or by any other means,  linked to any securities issued,  with the  agreement  of the Company,  by any of the  companies in which the Company holds, either directly or indirectly, more than one half of the share capital;

5 -   decide that the Board of Directors may elect to grant the  shareholders  a priority of  subscription  for all or part of the issue,  for a period and under the terms and conditions which the Board of Directors will set. Such a priority of  subscription  will not result in the creation of negotiable rights;

6 -   decide that if subscriptions by the shareholders and the general public do not account for the whole issuance of  securities,  the Board of Directors may, in the order that it shall determine,  exercise either or both of the following  options:  o limit the issue to the amount of the  subscriptions received  provided  that these reach at least three  quarters of the issue agreed;  o freely allot all or part of the securities  which have not been subscribed;

7 -   note that this  authorisation  and delegation of powers  implies,  for the benefit  of the  holders  of  securities  giving  access  to shares of the
      Company, the waiver by the shareholders of their preferential subscription rights to the securities to which the securities issued give right; decide in case of  issuance  of  warrants  not  attached  to any  securities,  to subscribe  for the  Company's  shares  or of  bonds  convertible  into the
      Company's  shares, to cancel the preferential  subscription  rights of the shareholders  to the  benefit  of the  holders of the  warrants  or of the convertible  bonds as the case may be; further decide, in case of issuance of bonds  with  warrants  to  subscribe  for the  Company's  shares,  by a subsidiary  of the  Company  pursuant  to art.  L.  225-150 et seq. of the
      French Code de commerce, to cancel the preferential subscription rights of the shareholders to the benefit of such bondholders;

8 -   decide that the amount to which the Company is or may be entitled for each of the shares issued in the context of this  authorisation  and delegation of powers,  after  having  taken into  account in the event of an issue of equity  warrants not attached to any  securities,  the issue price of such warrants,  will be at least  equal to the  minimum  value as stated by the applicable  law,  i.e.  currently  the average of the quoted  price of the shares of the  Company on the Premier  Marche of  Euronext  Paris over ten consecutive  trading days selected  among the twenty trading days prior to the  start  of the  issue  of the  securities,  after  adjustment  of this average,  where  applicable,  in the event of a difference in the dates of entitlement to dividends;

9 -   decide that the Board of  Directors,  within the limits of the total share
      capital   increase   authorised  at  paragraph  3  above,   may  use  this
      authorisation and delegation of powers to issue securities for the purpose of paying  securities  contributed to the Company following a public offer to exchange  securities  made by the Company in accordance with the limits and conditions laid down by law;

10 -  decide that the Board of Directors  will have all powers to implement this authorisation,  with the right to  subdelegate,  within  the limits of the law, and in particular the powers set out in the eighth resolution.

Tenth resolution

(Limitation  of the global amount of the issues  decided  pursuant to the eighth and ninth resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special report of the statutory  auditors,  and as a result of the eighth and ninth resolutions, decide:

-  to set at  €600  million,  the  maximum  nominal  amount of the  capital increases,  that may be realised  immediately or in the future,  by virtue of the authorities  granted to the Board of Directors under the eighth and ninth resolutions, provided that to this amount will be added the nominal amount of the shares that may be issued to maintain  the rights of the holders of these securities giving right to shares pursuant to the law;

-  to fix at €1  billion or the exchange value of this amount,  the maximum nominal amount of the securities  representative of debt of the Company, that may be issued by virtue of the  authority  granted to the Board of  Directors under the eighth and ninth resolutions.

Eleventh resolution

(Authorisation  given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary  general meetings,  having examined the report of the Board of
Directors and the special report of the statutory auditors,  in accordance with, the  provisions  of art. L. 443-1 et seq. of the Code du travail and the Code de commerce, in particular art. L. 225-138:

1 -   authorise  the Board of Directors for a period of five years from the date of this meeting, to increase the share capital, in one or more times, by a maximum nominal amount of €100 million, through the issuance, in euro or any other currency, of new shares and/or other securities giving access to the Company's share capital, reserved for the members of a savings plan of the Company  and/or of its affiliated  companies and economic  interest groups (as defined  under art. L.  233-16 of the Code de  commerce).  This decision will result in the express  waiver by the  shareholders  of their preferential  subscription  rights for the benefit of the beneficiaries to whom the issue is reserved;

2 -   decide  that  the  issue  price  of the  shares  issued  pursuant  to this authorisation,  shall not be lower by more than 20% of the  average of the
      Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase, or higher than such average price; the  characteristics  of the other  securities  giving access to the Company's  share capital shall be determined by the Board of
      Directors in the conditions fixed by the rules and regulations;

3 -   decide that the Board of Directors may provide for the free  allocation of shares or other  securities  giving access to the Company's share capital, within  the  limits  of the  provisions  of art.  L.  443-5 of the Code du travail;

4 -   decide that the Board of Directors  will have full powers,  with authority to subdelegate such powers within the limits of the law, to implement this authorisation  within the limits and under the conditions mentioned above, and in particular to:

      o  determine the companies whose employees and executive officers,  as the case may be, may participate in the issues;

      o  fix all the conditions that must be met by the beneficiaries;

      o  fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date
         (which may be  retroactive)  from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period;

      o  record the completion of the share capital increases in accordance with the  amount  of  shares  which are  actually  subscribed  and amend the
         Articles of Association accordingly;

      o  enter  into any  agreements,  carry  out,  directly  or by  proxy,  any operations and formalities;

      o  offset expenses against the amount of the premiums if the need arises;

      o  take any measures necessary for the completion of the issuances,  carry out all the formalities  following the capital  increases and generally do whatever is necessary;

5     - decide that this authorisation  cancels the authorisation granted to the
      Board of  Directors  by the  Shareholders'  Meeting of 24 July 2001 in the
      eighteenth resolution.

Twelfth resolution

(Modification of the duration of the mandate of Directors)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, agree to reduce from six to four years the duration of the mandate of Directors, it being  specified  that this new  duration  applies  only to the  mandates  of
Directors  being  nominated  during  and  after  2002.  The  shareholders  agree consequently  on a  modification  of article 9 of the Articles of Association as follows:

The 2nd paragraph should read as follows:

   "Directors  appointed  during and after 2002 are appointed for a term of four years.  However,  when a director is  appointed to replace  another  director during his term of office,  he only carries out his duties for the  remaining period of his predecessor's  term of office. The term of office of a director finishes at the  conclusion  of the General  Meeting  called to consider  the
   Company accounts for the preceding financial year and held during the year in which his term  expires.  The age limit for directors is that provided for by the Law. Directors are eligible for re-election."

Thirteenth resolution

(Modification of the duration of the mandate of censors)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, decide to reduce to four years  maximum  the  duration of the mandate of censors and,  consequently,  to  modify  article 9 of the  Articles  of  Association  as follows:

The 3rd sentence of the 5th paragraph is amended to read as follows:

   "They are  appointed  for a maximum term of four years,  which may be renewed and which may also be terminated at any moment."

Fourteenth resolution

(Amendments to the Articles of Association in accordance with law no 2001-420 of
15 May 2001 relating to new economic  regulations.  Statutory  modifications and revision of the Articles of Association)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings, having acknowledged the report of the Board, agree to amend the Articles of Association in accordance  with the provisions of
French law no 2001-420 of 15 May 2001 relating to new economic  regulations,  in order in particular to include the new legal provisions relating to the role and powers of the Board of Directors,  the Chairman of the Board of  Directors,  the
Chief  Executive  Officer and the delegated  Executive  Officer(s),  the role of intermediaries  acting for  non-resident  shareholders  and to provide the terms under which the Board of Directors  chooses the method of general  management of the Company and to facilitate the giving of notice of Board Meetings.

Consequently,  the shareholders decide to proceed with a general revision of the
Articles of  Association  and adopt in its entirety the text of the new Articles of Association of the Company attached to the present resolutions.

Fifteenth resolution

(Powers to implement the decisions of the shareholders'  Meeting and to complete the formalities)

The  shareholders,  voting under the conditions of quorum and majority  required for extraordinary General Meetings,  hereby give full authority to the holder of an  original,  a copy or an  extract  of the  minutes  of this  Meeting  for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

                      NEW ARTICLES OF ASSOCIATION PROPOSED

             New Articles of Association attached to the resolutions

                                    SECTION 1

                               Form of the Company
                  Object - Name - Registered Office - Duration

Article 1 - Form

A societe  anonyme,  regulated by the provisions of the Code de commerce and any other  legal or  regulatory  provisions  in force (the  "Law") as well as by the
Articles of Association, is formed between holders of shares hereinafter created and shares that will be created in the future.

Article 2 - Name

The name of the Company is ALSTOM.

Article 3 - Object

The objects of the Company are, directly or indirectly:

o  the conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields:

   -  energy;

   -  transmission and distribution of energy;

   -  transport;

   -  industrial equipment;

   -  naval construction and repair work;

   -  engineering and consultancy,  design and/or production studies and general contracting associated with public or private works and construction; and

   -  more generally activities related or incidental to the above;

o  participation,  by every means,  directly or  indirectly,  in any  operations which may be associated  with its objects,  by the creation of new companies, capital  contributions,  subscription or purchase of stocks or rights, merger with  such  companies  or  otherwise;  the  creation,  acquisition,  lease or take-over of business  goodwill or  businesses;  the  adoption,  acquisition, operation or sale of any processes and patents  concerning  such  activities;
   and

o  generally  undertaking  all  industrial,   commercial,  financial  and  civil
   operations and real property and asset  transactions  that may be directly or indirectly  associated  with the  Company's  objects  or with any  similar or related object.

Furthermore,  the Company can take an interest,  of whatever form, in any French or foreign business or organisation.

Article 4 - Registered Office

The registered office is located at: 25, avenue Kleber, 75116 Paris.

Article 5 - Duration of the Company

The  Company  is  established  for a  period  of 99  years  from the date of its registration  in the  Trade  and  Companies  Register,  unless  it is  wound  up prematurely or its life is extended.

                                    SECTION 2

                        Share Capital - Shares - Payments

Article 6 - Share Capital

The share capital is set at one billion two hundred and ninety two million three hundred and twenty four thousand  seven  hundred and fifty four  (1,292,324,754)
euro.

It is divided into 215,387,459  shares, each with a nominal value of €6, of a single class and fully paid up.

The share  capital may be increased in the future,  in  accordance  with the Law from time to time.

Article 7 - Nature  and Form of  Shares -  Obligation  to Give  Notification  of
            Shareholding  Exceeding  Certain Levels Set Forth in the Articles of
            Association

The  fully-paid  up  shares  are  registered  shares or  bearer  shares,  as the shareholder chooses.

In  addition  to  the  legal   obligation  to  notify  the  Company  of  certain
shareholding levels, any individual or legal entity acquiring a number of shares in the Company  giving a  shareholding  in excess of 0.5% of the total number of shares  issued  must  notify the  Company  by letter,  fax or telex of the total number of shares that he possesses  within fifteen days of this threshold  being exceeded.  Notification is to be repeated under the same conditions  whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.

To determine these thresholds, both indirectly held shares and shares classified with shares owned as defined by the  provisions  of art. L. 233-7 et seq. of the
Code de commerce, will be taken into account.

In each of the above-mentioned notifications,  the declaring person must certify that the  notification  includes  all  stock  held or owned in the  sense of the preceding  paragraph.  Such  notification  must also  indicate  the  acquisition date(s).

In the event of  non-observance  of the above  provisions and in accordance with the  conditions  and levels  established  at Law, a  shareholder  shall lose the voting rights  relating to the shares in excess of the  thresholds  which should have been notified, if one or more shareholders holding at least 3% of the share capital so requires.

Any  shareholder  whose  shareholding  falls  below  one of the  above-mentioned thresholds  is also under an  obligation  to notify the Company  within the same length of time of 15 days and by the same means.

Shares  are  registered  in the name of their  owner  either in the books of the
Company or with an officially authorised intermediary.

The Company may,  under the  conditions  laid down by the Law from time to time, request any officially  authorised  organisation  or intermediary to pass on all information  concerning its  shareholders or holders of its stock  conferring an immediate or subsequent  right to vote,  their identity and the number of shares that they hold.

Article 8 - Shareholders' Rights and Obligations

Each share  confers the right to  participate  in the capital of the Company and the distribution of profits,  subject to Articles 20 and 22 of these Articles of
Association,  save that the rights assigned to shares of different  classes that may be created in the future will be peculiar to such shares alone.

No distinction will be made between shares with regard to taxation  charges,  so that each share of the same class entitles its holder to payment of the same net amount  when any  distributions  or  repayments  are made during the life of the
Company or on its liquidation.

The liability of shareholders is limited to the amount unpaid on each share.

Dividends  and income on shares issued by the Company will be paid in accordance with  the Law and in  accordance  with the  methods  determined  by the  General
Meeting, or, failing that, by the board of directors.

Each share is indivisible as far as the Company is concerned:  joint owners must arrange to be  represented  by one and the same person in all dealings  with the
Company.  If shares are subject to usufruct,  this should be indicated when they are entered in the register of shareholders.

The rights and  obligations  associated  with the shares are  transferred to any subsequent owner of the shares.

Share ownership  automatically  involves  acceptance of the present  Articles of
Association and the decisions of the General Meeting.

                                    SECTION 3

                            Management of the Company
                             and General Management

Article 9 - Board of Directors

The Company  shall be managed by a board of  directors  comprising  a minimum of four (4) and a maximum  of  eighteen  (18)  members,  save that in the case of a merger this number may be exceeded under the conditions provided for by the Law.
Directors are appointed and may be removed by the General Meeting.

Directors  appointed  during  and after  2002 are  appointed  for a term of four years.  However, when a director is appointed to replace another director during his term of office,  he only carries out his duties for the remaining  period of his predecessor's  term of office.  The term of office of a director finishes at the conclusion of the General  Meeting  called to consider the Company  accounts for the  preceding  financial  year and held  during  the year in which his term expires.  The age limit for directors is that provided for by the Law. Directors are eligible for re-election.

If  vacancies  arise  through  the  death or  resignation  of one or more of its members,  the board may make provisional  appointments between General Meetings, as legally provided for.

Each director must hold at least ten (10) shares in the Company.

The board of directors  may appoint one or two censors on the  suggestion of the president.  The  censors  are  called  to  attend  board  meetings,  where  they participate in a consultative capacity. They are appointed for a maximum term of four years, which may be renewed and which may also be terminated at any moment.
They may be chosen either from among the  shareholders  or from outside them and can receive a remuneration determined annually by the board.

Article 10 - Organisation of the Board of Directors

The board will appoint from among its members a president,  together with one or more  vice-presidents  if it so desires,  who may be  re-elected.  The length of their  appointment is determined by the board within the limits of their term of office  as  members  of the  board.  The age limit  provided  for in Law for the position of president applies.

If the president or  vice-president(s)  is/are unable to attend, the former, or, failing this the board, will appoint one of its members to chair each meeting.

The board also  appoints the person who is to act as  secretary;  it may arrange for the  latter  to be  assisted  by a deputy  secretary  chosen  under the same conditions.

The board will meet as often as the  interests  of the Company  require,  at the registered office or at any other place determined by the president.

The board is convened by the  president or by the  secretary of the board by any means, even verbally  depending on the urgency. A meeting can be convened at the request of the directors or the chief  executive  officer  under the  conditions determined by Law.

Notice of  meetings  will  mention  the  date,  time,  place and  agenda of each meeting.

Resolutions are made according to the quorum and majority conditions provided by
Law.

However,  if a transaction  involving a contribution  in kind or a merger (or an acquisition  where  all or part of the  consideration  is paid in  shares of the
Company), with a person holding directly or indirectly 10% or more of the equity capital of the Company (or with a company  directly or indirectly  controlled by such person) whether such  contribution,  merger or acquisition takes place with the Company or a company  directly or indirectly  controlled by the Company,  is submitted to the board for approval pursuant to paragraph 4 of article 12 of the
Articles of  Association,  then the  directors  who have been  appointed  on the proposal of the said person, shall not be entitled to vote.

Directors taking part in the board meeting by means of a  "visioconference"  (as referred to in the Law), the nature and rules governing the application of which are determined by current regulations (subject to the reservations  provided for by these  regulations),  are deemed to be  present  for the  calculation  of the quorum and the majority.

In the event that votes are equally shared,  the Chairman or the director acting chairman will cast the deciding  vote.  However,  the Chairman's or the director acting  chairman's  vote  will  not  be  the  deciding  vote  for  decisions  of authorisations of agreements  described in art. L. 225-38 et seq. of the Code de commerce.

If the chief executive officer is not a director, he will take part in the board meetings on a consultative basis.

Copies or summaries of the minutes of meetings are duly certified correct by the president of the board, a chief executive officer,  the board member temporarily appointed to act as president or an authorised representative.

A record of attendance  is kept and is signed by all members  taking part in the meeting.

Mention  of the names of the  members  present or  represented  and the names of absent  members in the minutes of each meeting and in the summaries of them that are  distributed  shall be  sufficient  proof to third  parties of the number of board members in office and of their appointment.

Article 11 - Powers of the Board - Responsibilities

The board of directors  determines the direction of Company business and ensures that this is  implemented.  Subject to the powers  expressly  attributed  to the
Shareholders'  meetings  and within the  Company  objects,  it shall take up any issue  related to the  successful  running of the Company  and shall  resolve by deliberation matters which concern it.

With  respect to third  parties,  the Company is bound even by  decisions of the board of  directors  that do not relate to the  Company  objects,  unless it can prove that the third  party  either  knew that the act  exceeded  the objects or could not have been unaware  under the  circumstances  that the act exceeded the objects, the publication of the Articles of Association alone being insufficient to constitute this proof.

The  board  of  directors  performs  the  checks  and  controls  that  it  deems appropriate. Each director receives all information required for the performance of his  duties  and  can  obtain  disclosure  of all  documents  that  he  deems necessary.

The board of directors decides whether general management responsibility for the
Company  shall be  assumed by the  president  of the board of  directors,  or by another individual appointed by the board of directors having the title of chief executive  officer.  At least two thirds of the board members must be present or represented  for such a  decision  to be valid.  The  decisions  of the board of directors on the terms and  conditions of exercise of the general  management of the Company  are taken in  conformity  with the  Articles  of  Association.  The shareholders and third parties are informed under the conditions defined by Law.

The terms and conditions of exercise of the general  management shall be decided for the first time during the first meeting of the board of directors  after the adoption of the amended Articles of Association.

Members of the board are not personally or jointly liable for the commitments of the Company by virtue of their position,  except as provided for by Law, notably
by  the  provisions   concerning   the  president  of  the  board.   Their  sole
responsibility,  within the limits  laid down by Law,  is the  execution  of the mandate they have been given.

Article  12  -  President  -  Chief  Executive  Officer  -  Delegated  Executive
Officer(s)

The  functions of president,  chief  executive  officer and delegated  executive officer are exercised under the conditions provided for by Law.

1.   President

The president of the board of directors  represents  the board of directors.  He organises and directs its work and is  accountable  for it to the  shareholders'
meeting.  He ensures the proper functioning of the Company's  management organs, and in particular, ensures that the directors are fit to perform their duties.

In the event of the  president's  temporary  incapacity  or death,  the board of directors  can delegate the  president's  duties to a director.  In the event of temporary incapacity,  this delegation is made for a limited period which may be renewed.  In the event of death, this delegation of position remains valid until the election of a new president.

The board of directors determines the remuneration of the president of the board of directors.

When  general  management  responsibility  for the  Company  is  assumed  by the president  of  the  board  of  directors,  the  provisions  of the  Articles  of
Association concerning the chief executive officer shall also apply to him.

2.   Chief Executive Officer

The chief executive officer is invested with the most extensive powers to act on behalf of the Company in all circumstances. He exercises these powers within the limits of the Company  objects and subject to those that the Law and regulations expressly confer on shareholders' meetings and on the board of directors.

A chief  executive  officer's  term of  office,  set by the board of  directors, cannot  exceed,  if relevant,  that of his mandate as board member,  nor the age limit applicable to the chief executive officer's term set down by Law.

He represents  the Company with respect to third  parties.  The Company is bound even by acts of the chief  executive  officer  that do not relate to the Company objects,  unless it is  proved  that the third  party  either  knew that the act exceeded  these objects or could not have been unaware  under the  circumstances that  the  act  exceeded  the  objects,  the  publication  of  the  Articles  of
Association alone being insufficient to constitute proof of this.

The board of  directors  determines  the  remuneration  of the  chief  executive officer.

3.   Delegated Executive Officer(s)

On the  proposal of the chief  executive  officer,  the board of  directors  can further appoint one or more individuals  having the  responsibility of assisting the chief executive officer with the title of delegated executive officer. There can be no more than five delegated executive officers.  The board determines the remuneration of the delegated executive  officer(s) on the proposal of the chief executive officer.

With the  agreement  of the chief  executive  officer,  the  board of  directors determines  the extent and  duration  of the powers of the  delegated  executive officer(s). With respect to third parties they have the same powers as the chief executive officer.

The term of office of a delegated  chief  executive  officer cannot  exceed,  if relevant,  that of his mandate as director,  nor exceed the age limit applicable to the delegated chief executive officer's term set down by Law.

In case of the chief  executive  officer's  death,  resignation or removal,  the delegated  executive  officer(s) will retain,  unless  otherwise  decided by the board directors,  their powers and functions until a new chief executive officer is appointed.

4.   Particular conditions

No transaction  involving a contribution  in kind or a merger (or an acquisition or any similar  transactions  where all or part of the  consideration is paid in shares of the Company),  shall be entered into by the chief executive officer or the delegated executive  officer(s) with a person holding directly or indirectly
10% or more of the share  capital of the Company (or with a company  directly or indirectly  controlled by such  person),  whether such  contribution,  merger or acquisition involves the Company or a company directly or indirectly  controlled by the Company,  unless it has received  prior approval from the board under the conditions provided by article 10.

The board of directors at the suggestion of the chief  executive  officer or the chief  executive  officer  himself,  may,  within  the  limits  laid down by the legislation in force from time to time,  delegate  whatever powers they consider useful,  either for  management  purposes or the  assumption  of  responsibility within the Company, or for one or more specified  purposes.  The persons to whom such powers may be  delegated  need not  necessarily  be members of the board or even part of the Company. Such powers may be delegated on an individual basis or to  committee.  Such powers may be  permanent or  temporary,  and may or may not include the possibility of subdelegation.

Such persons,  or certain of them, may also be given authority to certify copies or summaries of documents of which the method of  certification  is not fixed by
Law,  notably  all  powers,   Company   financial   statements  or  Articles  of
Association, and to issue attestations in connection therewith.

Any delegation of powers by the board or the chief executive officer pursuant to the present  Articles  of  Association  will  remain in full effect  despite the expiry of the term of office of the  president or of the  directors in office at the time such powers were granted.

Article 13 - Remuneration of Directors

The General  Meeting may allocate an amount by way of  remuneration to directors in the form of directors'  fees.  The amount  determined by the General  Meeting will continue to apply until a new decision is taken.

The board will  distribute  this amount between its members as it thinks fit and in accordance with the Law.

Board  members  may not  receive  any  remuneration  from the  Company,  whether permanent or not,  other than as provided  for, or at least not  proscribed,  by
Law.

Board  members may be  reimbursed  for any expenses  incurred in the exercise of their office, provided that they provide satisfactory proof of such expenses.

                                    SECTION 4

                                    Auditors

Article 14 - Auditors

The General Meeting will appoint at least two auditors, who shall be responsible for carrying out the audit required by Law. They are appointed for six financial years.

Auditors may be re-elected.

The  number  of  replacement  auditors  appointed  is the same as the  number of auditors appointed under paragraph 1 of this article.

The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all Shareholders' meetings.

                                    SECTION 5

                                General Meetings

Article 15 - Conduct of General Meetings

1.   Convening and proceedings - Agenda

Ordinary and extraordinary General Meetings, satisfying the legal conditions for quorum and majority voting,  exercise the powers respectively attributed to them by the Law.

They are convened in accordance with the rules and the terms laid down by Law.

Meetings are held at the registered  office of the Company or at any other place determined by the board, either within the "departement" in which the registered office is located or in any other French territory. The agenda of the meeting is drawn up by the board of  directors  if the board has called the meeting and, if not, by the person calling the meeting.

However, one or more shareholders satisfying the conditions laid down by Law may request the inclusion of draft resolutions on the agenda.

Questions not appearing on the agenda may not be considered.

2.   Admission and representation

Ordinary and  extraordinary  General  Meetings  are made up of all  shareholders without distinction between the class of shares which they hold.

In all Shareholders' Meetings, holders of registered shares will not be entitled to vote unless their shares are  registered  under their names at the latest two days before the Meeting and remain so registered  until the end of such Meeting.
Holders of bearer  shares must,  two days at the latest  before the date of such
Meeting,  provide evidence that they have deposited their securities under legal conditions  or produce  one of the  certificates  described  in art.  136 of the decree of 23 March  1967.  These  time  periods  may be  changed by the board of directors.

Any  shareholder  who has  voted  by  correspondence  or  designated  a proxy by presenting a certificate of  immobilisation  delivered by the share  depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his  designation,  provided that he notifies the issuing Company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.

A shareholder may arrange to be represented by another  shareholder or by his or her spouse.

However,  the holders of shares  listed in the 3rd paragraph of article L. 228-1 of the Code de commerce can be represented by a registered  intermediary  in the conditions set down by Law.

Shareholders  may vote by proxy or by postal vote at General  Meetings under the conditions laid down by Law.

The board of directors  shall have the powers to organise,  within the limits of the Law, the participation  and voting of the shareholders by  "visioconference"
or any other  telecommunication  means  permitting  the  identification  of such shareholders.  Where relevant,  this decision of the board shall be communicated in the notice of the meeting and/or the invitation to attend.  The  shareholders who participate by "visioconference" or by any of those other  telecommunication means shall be deemed present for purposes of the  calculation of the quorum and majority.

3.   Voting rights

Each member of the meeting is entitled to a vote for each share held.

At all ordinary,  extraordinary or special General Meetings, the voting right on shares shall, in cases where such shares are subject to usufruct, be exercisable by the usufructuary.

4.   Minutes of General Meetings

The  proceedings  of  General  Meetings  are  recorded  in minutes  written  and preserved in accordance with the provisions of the Law.

Copies or summaries of the minutes are duly  certified  correct by the president of the board,  the  secretary  of the Meeting or the board  member  appointed to chair the Meeting.

Article 16 - Ordinary General Meetings

Ordinary  General Meetings are General Meetings called to make decisions that do not alter the Articles of Association.

They are held at least once a year,  within the legal and regulatory time limits in force, to consider the accounts for the preceding financial year.

The proceedings of an ordinary  General Meeting are only valid the first time it is called if the shareholders  present,  represented or exercising a postal vote own at least a quarter of the shares with voting rights.

No quorum is required if the meeting has to be called a second time.

Decisions are taken by a majority of the votes held by the shareholders present, represented or exercising a postal vote.

Article 17 - Extraordinary General Meetings

Only  extraordinary  General  Meetings  have  authority to alter the Articles of
Association. They may not, however, increase the shareholders' liability, except for  operations  resulting  from a properly  decided and  conducted  exchange or consolidation of shares.

Extraordinary  General  Meetings can only transact  business if the shareholders present,  represented  or  exercising  a postal vote own at least a third of the shares with voting  rights where the Meeting is called for the first time,  or a quarter of such shares if the Meeting has to be called a second  time.  If there is no quorum in the latter  case,  the second  Meeting may be deferred to a date not more than two months from the date on which it was first called.

Decisions at extraordinary General Meetings require a two-thirds majority of the
votes  held  by  the  shareholders  present  or  represented,   including  those
exercising a postal vote.

Notwithstanding  the above provisions,  General Meetings deciding on an increase in capital by capitalisation of reserves,  profits or additional paid-up capital shall be held under the same quorum and majority  voting  conditions as ordinary
General Meetings.

                                    SECTION 6

                  Financial Year - Accounting Records - Profits

Article 18 - Financial Year

The financial year starts on April 1 and ends on March 31.

Article 19 - Accounting Records

At the close of each  financial  year,  the board of directors  establishes  the
Company  financial  statements  and draws up the annual  management  report.  It examines  the  consolidated  accounts and the annual  management  report for the group, all in accordance with the Law.

These reports are sent to  shareholders  in the forms and within the time limits legally required. They are presented to the annual General Meeting.

Article 20 - Profits

The profits  for the  financial  year  consist of the  revenues  relating to the preceding financial year, less overheads and other Company expenditure including provisions and depreciation allowances.

At  least  5% is set  aside  from  the  profits  less  any  previous  losses  if appropriate  to form  the  legal  reserve  fund.  This  provision  ceases  to be mandatory once the value of the fund reaches one-tenth of the share capital.

The  remainder  (less  the  above  deductions)  of  the  retained  earnings  and withdrawals  from the  reserves  which the General  Meeting has at its  disposal shall, if the General Meeting so desires,  be distributed among the shares, once the sums carried forward by the said meeting or transferred by it to one or more reserve funds have been deducted.

After the accounts  have been  approved by the General  Meeting,  any losses are carried forward, to be charged against the profits of subsequent financial years until they are cancelled out.

Each shareholder may be granted at the General  Meeting,  for all or part of the dividend or interim dividend  distributed,  an option to be paid the dividend or interim  dividends in cash or in shares of the Company,  under the current legal and regulatory conditions.

                                    SECTION 7

                            Dissolution - Liquidation

Article 21 - Early Dissolution

o  The General  Meeting,  convened under the conditions laid down by Law, may at any time and for  whatever  reason  decide  on the early  dissolution  of the
   Company.

o  If the losses shown in the accounting records indicate that the Company's net asset value has fallen below half the value of the issued share capital,  the board must call an  extraordinary  General  Meeting within four months of the approval of the accounts showing such losses,  in order to decide whether the
   Company should be dissolved.

o  If  dissolution is not decided on, the Company must, by the end of the second financial  year  following the financial  year during the course of which the losses  were  recorded,  reduce its share  capital by an amount  equal to the losses which it has been  impossible to charge  against the reserves,  if the net asset value of the Company has not  returned  over this period to a value at least equal to half the issued share capital.

In either case, publication of the decision adopted by the General Meeting shall be given in accordance with legal provisions.

Article 22 - Liquidation - Appointment - Powers of Liquidators

When the period  fixed for the  duration  of the  Company  expires or in case of early dissolution,  the General Meeting shall determine the form of liquidation, appoint one or more liquidators and determine their remuneration.

In the event of the death,  resignation or inability to act of the  liquidators, an ordinary General Meeting convened under the conditions laid down by law shall provide for their replacement.

During  liquidation,  the powers of the General Meeting remain the same as while the Company was in normal business.

A meeting of shareholders shall be called at the end of the liquidation  process to consider the  liquidator's  accounts,  to approve his release and to note the closure of the liquidation procedure.

Once the  liabilities  have been paid off,  the  balance of assets will first be used to pay shareholders a sum equal to the paid-up and non-amortised capital.

Any remaining surplus will constitute profit and will be distributed between all the shares in  proportion  to their  nominal  value,  taking the  provisions  of
Article 8 above into account.

                                    SECTION 8

                                    Disputes

Article 23 - Competent Courts

Any disputes  that may arise during the life of the Company or its  liquidation, either  between the  shareholders  and the  Company or between the  shareholders themselves,  concerning the activities of the Company, shall be submitted to the appropriate  courts having  jurisdiction over the place of the registered office of the Company.

      This document is a free translation of the official French document.

                                     ALSTOM

                             Information Memorandum
      issued for the purpose of ALSTOM's share purchase programme submitted for the approval of the Ordinary and Extraordinary Shareholder's
                        Meeting to be held on 3 July 2002

                                       COB

--------------------------------------------------------------------------------
In  accordance  with the article L 621-8 du Code  monetaire  et  financier,  the
Commission  des Operations de Bourse has issued visa no 02-675 dated 4 June 2002 on this  information  memorandum,  pursuant the  provisions of its regulation no
98-02.
This document was prepared by ALSTOM and will be binding on its signatories. The
visa  does  not  imply  approval  of  the  share  purchase   programme   neither
authentication of the accounting and financial information presented in it.
--------------------------------------------------------------------------------

Pursuant to the  provisions  of  regulation  no 98-02  amended by  regulation no
2000-06,  the purpose of the present  information  memorandum is to describe the objectives and terms and conditions of the share  purchase  programme  submitted for the approval of ALSTOM's Ordinary and Extraordinary Shareholder's Meeting to
be held on 3 July,  2002* and the  estimated  impact of such a programme  on the shareholder's position.

--------------------------------------------------------------------------------
     |
I.   |STATUS OF THE PREVIOUS SHARE PURCHASE PROGRAMMES
     |
--------------------------------------------------------------------------------

None of the previous  share  purchase  programmes  has been  implemented  by the
Company.  As of 21 March 2002, the Company did not own any of its own shares and no shares have been cancelled.

ALSTOM's  shares are traded on the Premier Marche of Euronext Paris S.A., on the
New York Stock  Exchange  in the form of American  Depositary  Shares and on the
London Stock Exchange directly or in the form of UK Depositary Receipts.

ALSTOM's  sector of activity (on the Premier  Marche of Euronext Paris S.A.) is:
"Manufacturing of high power or high tension electronic equipment".

------------------
*  The General  Meeting is convened on first notice,  on 21 June 2002 ; however, in the likely event that the quorum  requirement is not met on that date, the
   General Meeting will be held on second notice, on 3 July 2002.

--------------------------------------------------------------------------------
     |
II.  |OBJECTIVES OF THE SHARE PURCHASE PROGRAMME
     |
--------------------------------------------------------------------------------

ALSTOM  wishes to dote  itself with the  ability to  implement a share  purchase programme the objectives of which would,  currently, in order of priority, be as follows:

-     the holding of the purchased shares;

-     the sale,  transfer or exchange of the purchased shares, in the context of
      any  financial  transactions   (including  following  exercise  of  rights
      attached to  securities)  and in the context of the general and  financial management  of the  share  capital  and the  shareholders'  equity  of the
      Company and in particular with regards to its financing needs;

-     the  regulation of the market price of the shares  (within the limit of 2%
      of the share capital) through systematic action against the general trend;

-     the purchase and sale of shares depending on market conditions;

-     the  allocation  or sale of the shares to employees,  former  employees or executive  officers,  in particular through stock option plans or employee share purchase schemes pursuant to provisions set forth by law;

-     the cancellation of shares in accordance with the authorisation granted by the Ordinary and Extraordinary  Shareholders' Meeting held on 24 July 2001
      (twentieth resolution).

--------------------------------------------------------------------------------
     |
III. |LEGAL FRAMEWORK
     |
--------------------------------------------------------------------------------

As of 6 May 2002,  the previous  share  purchase  programme  (approved by ALSTOM
Ordinary and Extraordinary Shareholders' Meeting held on 24 July 2001 - COB visa no 01-803 dated 15 June 2001) has not been implemented.

A new  programme  set up in  accordance  with  articles  L.225-09 et seq. of the
French Code de Commerce  will be submitted  to the prior  approval of the ALSTOM
Ordinary and Extraordinary Shareholders' Meeting, convened on first notice on 21
June 2002 and on 3 July  2002 on second  notice  in the  likely  event  that the quorum is not met on first  notice,  deliberating  pursuant  to the  quorum  and majority requirements for ordinary general meetings (seventh resolution):

"The  shareholders,  voting under the conditions of quorum and majority required for  ordinary  general  meetings,  having  examined  the  report of the Board of

Directors, hereby authorise the Board of Directors under the conditions set out in art. L. 225-209 et seq. of the French Code de Commerce,  to purchase existing shares of the Company within the limit of a number of shares representing 10% of the share capital of the Company as of 31 March 2002, i.e.  21,538,745 shares as of 31 March 2002 and for an aggregate purchase price of € 861,549,800.

This  authorisation  may be used to regulate the market price of the shares,  to allow sale or purchase of shares  depending  on the market,  to allocate or sell shares to employees,  former  employees or executive  officers of ALSTOM and its affiliated  companies (as defined in art. L. 225-180 and L. 233-16 of the French
Code de Commerce),  in particular  through stock option plans,  in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares  purchased in the context of, or following,  any  financial  transactions
(including upon exercise of rights attached to securities) and in the context of a general and financial  management  of the share capital and the  stockholders'
equity of the Company and in particular with regard to its financing  needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase,  sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant  regulatory  bodies,  on or off the stock exchange,  at any time,  including  at the time of a take-over  bid,  and by all means,  including block transfer,  the use or exercise of financial instruments, derivatives  and,  in  particular  through  optional  transactions  such  as the purchase and sale of put or call options.

The purchase  price may not exceed  €  40 per share and the sale price must not be less than  €  10 per  share,  subject  to  adjustments  relating  to transactions affecting the share capital of the Company. If the Company proceeds under one of the  transactions  described  by the  third  paragraph  of art.  L.
225-209,  the sale price will then be  determined  in  accordance  with the then applicable law. Moreover, these shares could be transferred free of charge under the conditions  specified by law, in particular  article L. 443-1 et seq. of the
French Code du Travail.

The  authorisation  hereby  given shall  cancel and  replace  the  authorisation granted by the  Shareholder's  Meeting of 24 July 2001 in its tenth  resolution, and shall be valid  until the next  shareholders'meeting  called to approve  the accounts of the current financial year.

The  shareholders  hereby  grant  full  powers to the Board of  Directors,  with authority  to  delegate  such  powers  within the limits of the law, to make all stock market orders,  to conclude all agreements,  to draw up all documents,  to undertake  all  formalities  and all  declarations  for and to all  bodies  and, generally, to do all that is necessary to implement this resolution."

Pursuant  to  the  twentieth   resolution  of  the  Ordinary  and  Extraordinary
Shareholders'  Meeting  held on 24 July 2001,  the Board of  Directors  has been authorised,  for a 24 month period from the date of such Meeting  expiring on 24
July 2003, to reduce the share  capital by cancelling  all or part of the shares that the Company may hold following  purchases  made pursuant to  authorisations granted  by  Shareholders'  Meetings,  subject  to a limit  of 10% of the  share capital.

--------------------------------------------------------------------------------
     |
IV.  |TERMS AND CONDITIONS
     |
--------------------------------------------------------------------------------

1. Maximum  amount of the share capital which may be acquired and maximum amount payable by ALSTOM.

   The number of shares  which may be  purchased  is limited to 10% of the share capital as at March 31, 2002, i.e. 21,538,745 shares, and the global purchase cost is limited to €  861,549,800  million.  The purchase  price may not exceed € 40 per share. The sale price may not be less than € 10 per share.

   ALSTOM  reserves the right to implement  this  programme in its entirety,  no shares being directly or indirectly held by ALSTOM.

   The  amount of the  programme  may not  exceed  the  amount of  distributable reserves (€ 233 million as of 31 March 2002).

2. Terms and conditions of purchase

   The shares may be purchased,  in whole or in part, at any time,  including in the event of a take-over  bid in  compliance  with  applicable  stock  market regulations,  by all means, on or off the stock exchange,  including  through the  purchase  of blocks of shares  and the use of any  financial  instrument notably through optional transactions, except by purchase of call options.

   The  authorisation  may be used in whole  through  the  purchase of blocks of shares. However, in case of regulation of the market price of the shares, the purchase of blocks of shares is limited.  ALSTOM  shall not hold  directly or indirectly more than 10 % of its share capital.

3. Duration and agenda of the share purchase programme

   Pursuant to the seventh resolution  submitted for approval of the forthcoming
   Ordinary and  Extraordinary  Shareholders'  Meeting,  the programme  would be valid  until the next  general  meeting  to be called  to  deliberate  on the financial  statements  for the financial  year commenced on April 1, 2002. In any event and in accordance  with the law, the  programme may be  implemented for a maximum  period of 18  months as from the date of the  general  meeting which has authorised the programme.

4. Financing of purchases

   Purchases of shares would be financed by long and medium terms credit  lines.
   As of 31 March 2002, financial net debt amounts to €2,064.1 million, net short-term investments,  cash and cash equivalents to €(2,064.1) million and shareholders' equity to €1,752.5 million.

--------------------------------------------------------------------------------
     |
V.   |IMPACT OF THE PROGRAMME ON THE FINANCIAL SITUATION OF THE ALSTOM'S GROUP
     |
--------------------------------------------------------------------------------

The  following  calculations  of the  theoretical  impact of the share  purchase programme  on the ALSTOM's  accounts,  are purely  indicative,  are based on the consolidated accounts of the financial year ended March 31, 2002 and made on the following assumptions:

o  Number  of  shares  purchased  :  21,538,745  representing  10% of the  share capital.
o  Average  purchase price : € 14.167 per share (average  quoted price over the months of February, March and April 2002).
o  Financing cost before tax : 5.5% (tax rate: 36.2%).

Based on these  assumptions,  the  theoretical  impact of the  programme  on the
2001/02  ALSTOM  consolidated  accounts  for a full  year  would  have  been  as indicated below:

-------------------------------------------------------------------------------------

  In € million except   Consolidated   Purchase of       Pro forma   Impact in
        amounts                accounts      10% of the         after     %
       per share               as at 31     share capital    purchase of
                              March 2002                     10% of the
                                                                share
                                                               capital

-------------------------------------------------------------------------------------
Shareholders' equity          € 1,752.5  € (305.1)  € 1,447.4 -17.4%
excluding minority interests

-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

Shareholders' equity          € 1,843.6  € (305.1)  € 1,538.5 - 16.5%
including minority interests

Financial net debt (1)        € 2,064.1  € 305.1    € 2,369.2 + 14.8%

Net income excluding
minority interests            € (116.5)  € (10.7)   € (127.2) - 9.2%

Number of shares as
of end of fiscal year         215,387,459     21,538,746      193,848,713    - 10%

Earnings per share            € (0.54)   € (0.12)   € (0.66)  - 22.2%

Number of shares after        215,387,459     21,538,746      193,848,713    - 10%
dilution (2)

Earnings per share after      € (0.54)   € (0.12)   (0.66%)       - 22.2%
dilution (3)

-------------------------------------------------------------------------------------
(1)   including long term deposits
(2)   no adjustment, in the absence of dilutive instrument
(3)   Earnings per share after  dilution are  identical to current  earnings per share, in the absence of dilutive instrument.

An increase of the average purchase price to€ 18 per share, would bring the earnings per share  to€  (0,67) after purchase of 10% of the share capital, representing an impact of - 1,5 % on the earnings per share.

An increase of the  financing  cost to 6,5% would bring the  earnings  per share to€  (0,67) after  purchase of 10% of the share  capital,  representing  an impact of - 1,5 % on the earnings per share.

--------------------------------------------------------------------------------
     |
VI.  |TAXATION (French rules)
     |
--------------------------------------------------------------------------------

For ALSTOM:

The purchase by ALSTOM of its own shares with a view to their  cancellation will have no effect on the taxable income.  In particular,  the  re-evaluation of the shares if any, recorded between the purchase date and the cancellation  date, is not  considered as a taxable  capital gain and the  "precompte" or prepayment by the Company is not applicable.  The purchase of shares without their  subsequent cancellation  might have an effect on the  taxable  income,  if the shares  were subsequently re-transferred at a different price from their purchase price.

For the seller:

French tax on capital gains will apply to any purchase of shares irrespective of the  objectives  of such  purchase,  except when the shares are  purchased  in a public share purchase offer. When the shares are not purchased in a public share purchase offer, any capital gain derived from the sale of shares attributable to a French  Company  which is  subject  to the  Company  Income Tax (impot sur les societes),  is subject to the  provisions  of article 39  duodecies  of the Code
General des Impots.

Any such  capital  gain  attributable  to an  individual  resident  of France is subject to the tax  provisions of article  150-OA of the French Code General des
Impots,  pursuant to which capital gains are only taxable if the total amount of sales of shares completed by such individual over the year exceeds €  7650, at the rate of 26%.

Sales of shares  are not  subject  to  Capital  Gains Tax in France by virtue of
Article 244 bis C of the Code General des Impots if the  shareholders  is either an individual  and not tax resident in France in accordance  with Article 4-B of the Code General des Impots or is a company with its registered address outsides of France  addition the  shareholder  and its family must not have been entitled directly or indirectly to more than 25% of the statutory  results of the company in the period of 5 years prior to the sale of shares  (Art.  224 bis of the Code
General des Impots).

This above  information  is intended  only as a  descriptive  summary of current applicable French tax law. Each seller should consider the potential tax effects of the sale of his/her shares with his/her tax adviser.

--------------------------------------------------------------------------------
     |
VII. |INTENT OF THE PERSON(S) WHICH CONTROLS ALONE OR IN CONCERT THE COMPANY
     |
--------------------------------------------------------------------------------

To the knowledge of the Company , there is no shareholder  controlling  alone or with others the Company.  ALSTOM is not aware of the intent of its  shareholders with  respect  to the sale of shares  in case of  implementation  of this  share purchase programme.

--------------------------------------------------------------------------------
     |
VIII.|OWNERSHIP OF SHARES OF THE COMPANY AS OF 31 MAY 2002
     |
--------------------------------------------------------------------------------

                                     Number of shares   % of the share capital and
                                                                voting rights
Franklin Resources Inc (1)              28,679,379                   13.32%
Atout France (2)                         4,481,322                    2.08%
Groupe Societe Generale (3)              4,674,530                    2.17%
Caisse des Depots et Consignations (4)
                                         4,307,972                    1.98%
Salaries (5)                             4,016,966                    1.86%
Credit Agricole Asset Management (6)
                                         1,893,798                    0.88%
Public                                 167,333,492                   77.71%
Total                                  215,387,459                    100%

(1)   shares held  through  various  investment  funds and unit  trusts  (notice received on 2 April 2002)
(2)   notice received on 23 October 2001
(3)   notice received on 23 May 2002
(4)   notice received on 25 February 2002
(5)   shares held as of 31 March 2002 by employees  participating  in the ALSTOM
      Group saving plan
(6)   shares held through investment funds (notice received on 11 April 2002)

To the  knowledge of the  Company,  on the basis of the  declarations  received, there is no shareholder  other than Franklin  Resources Inc. holding directly or indirectly more than 5% of the share capital and voting rights.

No  shareholder's  agreement has been notified to the Company.  The Company does not hold, directly or indirectly, any of its own shares.

There are no securities  which give access to ALSTOM's  share capital other than the  outstanding  14,231,100  stock options which are outstanding as of 31 March
2002  and  not yet  exercisable.  Subject  to  applicable  exercise  conditions,
4,084,000 options will expire on 7 May 2010;  4,157,800 options on 23 July 2009;
4,070,500 options on 13 February 2008 and 1,918,800 on 21 April 2007.

--------------------------------------------------------------------------------
     |
IX.  |RECENT DEVELOPMENTS
     |
--------------------------------------------------------------------------------

ALSTOM filed on 7 May 2002 with the French  Commission  des Operations de Bourse its Annual  Report  2001/02 as  Document  de  Reference  for the  benefit of its shareholders. The filing is numbered D.02- 826. Additional information was filed with the French  Commission  des Operations de Bourse under no D.02-826/A1 on 16
May 2002.

--------------------------------------------------------------------------------
     |
X.   |PERSON ASSUMING THE RESPONSIBILITY OF THE PRESENT INFORMATION MEMORANDUM
     |
--------------------------------------------------------------------------------

To my  knowledge  the content of this  information  memorandum  is accurate  and includes  all the  information  which is  necessary  for  investors to judge the
ALSTOM share purchase programme. There is no other information,  the omission of which would make this document misleading in any material respect.

Paris, 4 June 2002,

                                        The Chairman and Chief Executive Officer
                                                        Pierre Bilger

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                           ALSTOM

Date: June 13, 2002                    By: /s/ Francois Newey
                                           -------------------------------------
                                           Name:  Francois Newey
                                           Title: Executive Central Management
                                           & Chief Financial Officer